Exhibit 99.2

Consolidated Financial Statements
December 31, 2020 and 2019
(Expressed in thousands of U.S. dollars)

Management’s Responsibility for Financial Reporting

The management of Eldorado Gold Corporation is responsible for the integrity and fair presentation of the financial information contained in the Consolidated Financial Statements, which reflects amounts based on management’s best estimates and judgements. The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (2013) in Internal Control - Integrated Framework. Based on this assessment, management determined that as of December 31, 2020, the Company’s internal control over financial reporting was effective and provided reasonable assurance of the reliability of our financial reporting and preparation of the Consolidated Financial Statements.
KPMG LLP, an independent registered public accounting firm, appointed by the shareholders, has audited the Company’s Consolidated Financial Statements as of and for the year ended December 31, 2020 in accordance with the standards of the Public Company Accounting Oversight Board (United States) and has expressed their opinion in their report titled “Report of Independent Registered Public Accounting Firm”. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 has also been audited by KPMG LLP, and their opinion is included in their report titled “Report of Independent Registered Public Accounting Firm”.

(Signed) George Burns         (Signed) Philip Yee

George Burns                        Philip Yee
President & Chief Executive Officer            Chief Financial Officer

February 25, 2021
Vancouver, British Columbia, Canada

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca
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Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Eldorado Gold Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Eldorado Gold Corporation (the Company) as of December 31, 2020 and December 31, 2019, the related consolidated statements of operations, comprehensive income (loss), cash flows, and changes in equity for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the years in the two‑year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 25, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Eldorado Gold Corporation

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit Committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Assessment of the recoverable amount of the Olympias cash-generating unit
As discussed in Note 11 to the consolidated financial statements, the Company determined there were indicators of impairment associated with the Olympias cash-generating unit (CGU). As discussed in note 3.7 to the consolidated financial statements, when an indicator of impairment exists, the Company is required to determine the recoverable amount of the CGU to determine whether an impairment should be recognized. Based on the outcome of the impairment testing performed, the Company determined that there was no impairment of the Olympias CGU as of December 31, 2020.

We identified the assessment of the recoverable amount of the Olympias CGU to be a critical audit matter. A high degree of auditor judgment was required to evaluate the inputs used to estimate the recoverable amount. Significant assumptions used in the determination of the recoverable amount included long-term metal prices, future production levels including the amount of reserves, resources and exploration potential, operating and capital costs, discount rates, and the fair value per ounce of mineral resources and exploration potential beyond those used in the discounted cash flow model. Changes in any of these assumptions could have had a significant effect on the determination of the estimated recoverable amount.

Eldorado Gold Corporation

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's process to determine the recoverable amount of the CGU. This included controls over the Company’s development of the significant assumptions used to estimate the recoverable amount of the Olympias CGU. We evaluated the competence, experience and objectivity of the qualified persons responsible for the mineral reserves, resources and exploration potential estimates, and the updated mine plan. We compared the amount of reserves and resources in the valuation model to the mine plan and to the updated mineral reserves and resources estimates. We compared the Company’s historical estimates of mineral reserves and resources, mine plan and operating results to actual results to assess the accuracy of the Company’s forecasting process. We compared estimated operating and capital costs in the valuation model to the mine plan and to historical expenditures. We involved valuations professionals with specialized skills and knowledge, who assisted in (1) assessing the long-term metal prices by comparing to third party data; and (2) evaluating the discount rates, and the fair value per ounce of mineral resources and exploration potential beyond those used in the discounted cash flow model by assessing the Company’s approach to determining these assumptions and comparing them to independent sources and market data for comparable entities where available.

KPMG LLP (Signed)

Chartered Professional Accountants

We have served as the Company’s auditor since 2009.

Vancouver, Canada
February 25, 2021

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca
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Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Eldorado Gold Corporation
Opinion on Internal Control over Financial Reporting
We have audited Eldorado Gold Corporation’s (the Company) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020 and December 31, 2019, the related consolidated statements of operations, comprehensive income (loss), cash flows, and changes in equity for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated February 25, 2021 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Discussion and Analysis – Internal Controls over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Eldorado Gold Corporation

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP (Signed)

Chartered Professional Accountants

Vancouver, Canada
February 25, 2021

Eldorado Gold Corporation
Consolidated Statements of Financial Position
As at December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars)

	Note	December 31, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	6	$451,962	$177,742
Term deposits		59,034	3,275
Accounts receivable and other	7	73,216	79,138
Inventories	8	176,271	163,234
Current portion of employee benefit plan assets	17	5,749	—
Assets held for sale	32	—	12,471
		766,232	435,860
Restricted cash		2,097	3,080
Other assets	9	39,562	22,943
Employee benefit plan assets	17	—	6,244
Property, plant and equipment	11	3,998,493	4,088,202
Goodwill	12	92,591	92,591
		$4,898,975	$4,648,920
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities	14	$179,372	$139,104
Current portion of lease liabilities		11,297	9,913
Current portion of debt	15	66,667	66,667
Current portion of asset retirement obligations	16	4,701	1,782
Liabilities associated with assets held for sale	32	—	4,257
		262,037	221,723
Debt	15	434,465	413,065
Lease liabilities		14,659	15,143
Employee benefit plan obligations	17	21,974	18,224
Asset retirement obligations	16	106,677	94,235
Deferred income tax liabilities	19	402,713	412,717
		1,242,525	1,175,107
Equity
Share capital	20	3,144,644	3,054,563
Treasury stock		(11,452)	(8,662)
Contributed surplus		2,638,008	2,627,441
Accumulated other comprehensive loss		(30,297)	(28,966)
Deficit		(2,125,326)	(2,229,867)
Total equity attributable to shareholders of the Company		3,615,577	3,414,509
Attributable to non-controlling interests		40,873	59,304
		3,656,450	3,473,813
		$4,898,975	$4,648,920

Debt, Guarantees, Commitments and Contractual Obligations (Notes 15, 24)
Contingencies (Note 25), Subsequent events (Note 15(b), 34)

Approved on behalf of the Board of Directors
(signed) John Webster Director             (signed) George Burns Director

Date of approval: February 25, 2021
The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Consolidated Statements of Operations
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars except share and per share amounts)

	Note	Year ended December 31, 2020	Year ended December 31, 2019
Revenue
Metal sales	28	$1,026,685	$617,823

Cost of sales
Production costs	29	445,183	334,839
Depreciation and amortization		246,651	153,118
		691,834	487,957

Earnings from mine operations		334,851	129,866

Exploration and evaluation expenses		12,693	14,643
Mine standby costs	30	15,675	17,334
General and administrative expenses		28,561	29,180
Employee benefit plan expense	17	2,849	2,717
Share-based payments expense	21	10,692	10,396
Reversal of impairment	11	—	(96,914)
Write-down of assets	11	38,660	6,298
Foreign exchange gain		(2,994)	(625)
Earnings from operations		228,715	146,837

Other (expense) income	18	(1,277)	11,885
Finance costs	18	(50,943)	(45,266)

Earnings before income tax		176,495	113,456
Income tax expense	19	79,134	39,771
Net earnings for the year		$97,361	$73,685

Attributable to:
Shareholders of the Company		104,541	80,586
Non-controlling interests	10	(7,180)	(6,901)
Net earnings for the year		$97,361	$73,685

Weighted average number of shares outstanding (thousands)	31
Basic		171,047	158,856
Diluted		175,231	161,539

Net earnings per share attributable to shareholders of the Company:
Basic earnings per share		$0.61	$0.51
Diluted earnings per share		$0.60	$0.50
The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars)

	Note	Year ended December 31, 2020	Year ended December 31, 2019

Net earnings for the year		$97,361	$73,685
Other comprehensive income (loss):
Items that will not be reclassified to net earnings (loss):
Change in fair value of investments in equity securities, net of tax		1,546	1,256
Actuarial losses on employee benefit plans	17	(3,440)	(6,361)
Income tax recovery on actuarial losses on employee benefit plans		563	633
		(1,331)	(4,472)
Total comprehensive income for the year		$96,030	$69,213

Attributable to:
Shareholders of the Company		103,210	76,114
Non-controlling interests		(7,180)	(6,901)
		$96,030	$69,213

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars)

Cash flows generated from (used in):	Note	Year ended December 31, 2020	Year ended December 31, 2019

Operating activities
Net earnings for the year		$97,361	$73,685
Items not affecting cash:
Depreciation and amortization		248,790	155,331
Finance costs		50,943	45,266
Interest income		(2,056)	(2,760)
Unrealized foreign exchange gain		(2,999)	(790)
Income from royalty sale		—	(8,075)
Income tax expense		79,134	39,771
Net loss (gain) on disposal of assets		2,587	(656)
Reversal of impairment	11	—	(96,914)
Write-down of assets	11	38,660	6,298
Share based payments expense		10,692	10,396
Employment benefit plan expense		2,849	2,717
		525,961	224,269
Property reclamation payments		(2,301)	(2,807)
Employee benefit plan payments		(2,633)	(2,587)
Income taxes paid		(87,872)	(36,242)
Interest paid		(44,373)	(35,479)
Interest received		2,056	2,760
Changes in non-cash operating working capital	22	34,769	15,912
Net cash generated from operating activities		425,607	165,826

Investing activities
Purchase of property, plant and equipment		(190,908)	(214,505)
Capitalized interest paid		—	(3,848)
Proceeds from the sale of property, plant and equipment		1,790	6,605
Proceeds on pre-commercial production sales, net	11	—	12,159
Purchase of investment in associate		—	(3,107)
Proceeds from sale of mining interest		9,896	1,397
Value added taxes related to mineral property expenditures, net		(15,468)	(1,590)
Proceeds from the sale of marketable securities		5,237	—
Decrease (increase) in term deposits		(55,759)	3,371
Decrease in restricted cash		983	10,644
Net cash used in investing activities		(244,229)	(188,874)

Financing activities
Issuance of common shares for cash, net of issuance costs		95,992	40,066
Acquisition of non-controlling interest, without change in control	10	(7,500)	—
Contributions from non-controlling interests		421	2,791
Proceeds from borrowings		150,000	494,000
Repayment of borrowings		(132,714)	(600,000)
Loan financing costs		—	(15,583)
Principal portion of lease liabilities		(9,807)	(6,729)
Purchase of treasury stock		(3,550)	—
Net cash generated from (used in) financing activities		92,842	(85,455)

Net increase (decrease) in cash and cash equivalents		274,220	(108,503)
Cash and cash equivalents - beginning of year		177,742	286,312
Cash in disposal group held for sale		—	(67)
Cash and cash equivalents - end of year		$451,962	$177,742

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Consolidated Statements of Changes in Equity
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars)

	Note	Year ended December 31, 2020	Year ended December 31, 2019
Share capital
Balance beginning of year		$3,054,563	$3,007,924
Shares issued upon exercise of share options, for cash		3,559	265
Transfer of contributed surplus on exercise of options		1,267	103
Shares issued to the public, net of share issuance costs		85,255	46,271
Balance end of year	20	$3,144,644	$3,054,563

Treasury stock
Balance beginning of year		$(8,662)	$(10,104)
Purchase of treasury stock	21	(3,550)	—
Shares redeemed upon exercise of restricted share units		760	1,442
Balance end of year		$(11,452)	$(8,662)

Contributed surplus
Balance beginning of year		$2,627,441	$2,620,799
Share based payment arrangements		8,422	8,187
Shares redeemed upon exercise of restricted share units		(760)	(1,442)
Acquisition of non-controlling interest, without change in control	10	4,172	—
Transfer to share capital on exercise of options		(1,267)	(103)
Balance end of year		$2,638,008	$2,627,441

Accumulated other comprehensive loss
Balance beginning of year		$(28,966)	$(24,494)
Other comprehensive loss for the year attributable to shareholders of the Company		(1,331)	(4,472)
Balance end of year		$(30,297)	$(28,966)

Deficit
Balance beginning of year		$(2,229,867)	$(2,310,453)
Earnings attributable to shareholders of the Company		104,541	80,586
Balance end of year		$(2,125,326)	$(2,229,867)
Total equity attributable to shareholders of the Company		$3,615,577	$3,414,509

Non-controlling interests
Balance beginning of year		$59,304	$63,414
Acquisition of non-controlling interest, without change in control	10	(11,672)	—
Loss attributable to non-controlling interests		(7,180)	(6,901)
Contributions from non-controlling interests		421	2,791
Balance end of year		$40,873	$59,304
Total equity		$3,656,450	$3,473,813

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
1. General Information
Eldorado Gold Corporation (individually or collectively with its subsidiaries, as applicable, “Eldorado” or the “Company”) is a gold and base metals mining, development, and exploration company. The Company has mining operations, ongoing development projects and exploration in Turkey, Canada, Greece, Romania and Brazil.
Eldorado is a public company listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and is incorporated in the province of British Columbia, Canada.
The Company's head office, principal address and records are located at 550 Burrard Street, Suite 1188, Vancouver, British Columbia, Canada, V6C 2B5.

2. Basis of preparation
These consolidated financial statements, including comparatives, have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The significant accounting policies applied in these consolidated financial statements are presented in Note 3 and, except as described in Note 5, have been applied consistently to all years presented, unless otherwise noted.
The consolidated financial statements have been prepared on a historical cost basis except for certain financial assets and liabilities which are measured at fair value.
The preparation of the consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.
The consolidated financial statements were approved by the Company's Board of Directors on February 25, 2021.

3. Significant accounting policies
3.1 Basis of presentation and principles of consolidation
(i)Subsidiaries and business combinations
Subsidiaries are those entities controlled by Eldorado. Control exists when Eldorado is exposed to, or has rights, to variable returns from the subsidiary and has the ability to affect those returns through its power over the subsidiary. Power is defined as existing rights that give the Company the ability to direct the relevant activities of the subsidiary. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All intercompany transactions, balances, income and expenses are eliminated in full upon consolidation.
The acquisition method of accounting is used to account for business acquisitions. The cost of an acquisition is measured at the fair value of the assets acquired, equity instruments issued and liabilities incurred or assumed at the date of exchange.

(1)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies (continued)
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest.
The excess of the cost of acquisition over the fair value of Eldorado’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets acquired, the difference, or gain, is recognized directly in the consolidated statement of operations.
Transaction costs, other than those associated with the issue of debt or equity securities, which the Company incurs in connection with a business combination, are expensed as incurred.
The material subsidiaries of the Company as at December 31, 2020 are described below:

Subsidiary	Location	Ownership interest	Operations and development projects owned

Tüprag Metal Madencilik Sanayi ve Ticaret AS ("Tüprag")	Turkey	100%	Kişladağ Mine Efemçukuru Mine
Hellas Gold SA ("Hellas") (1)	Greece	100%	Olympias Mine Stratoni Mine Skouries Project
Eldorado Gold (Québec) Inc. (formerly Integra Gold Corporation)	Canada	100%	Lamaque Mine
Thracean Gold Mining SA	Greece	100%	Perama Hill Project
Thrace Minerals SA	Greece	100%	Sapes Project
Brazauro Recursos Minerais SA ("Brazauro")	Brazil	100%	Tocantinzinho Project
Deva Gold SA ("Deva")	Romania	80.5%	Certej Project
(1) On May 11, 2020, the Company acquired the remaining 5% non-controlling interest in Hellas Gold SA (Note 10).

(ii)Discontinued operations
A discontinued operation is a component of the Company’s business that represents a separate major line of business or geographical area of operations that has been disposed of, has been abandoned or meets the criteria to be classified as held for sale.
Discontinued operations are presented in the consolidated statement of operations as a separate line.
(iii) Assets held for sale
Assets and businesses classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale and gains or losses on subsequent remeasurements are included in the consolidated statement of operations. No depreciation is charged on assets and businesses classified as held for sale.
Assets and businesses are classified as held for sale if their carrying amount will be recovered or settled principally through a sale transaction rather than through continuing use. The asset or business must be available for immediate sale and the sale must be highly probable within one year.
(2)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies (continued)
(iv)  Investments in associates
Associates are those entities where Eldorado has the ability to exercise significant influence, but not control, over the financial and operating policies of those entities. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity.
Associates are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The consolidated financial statements include Eldorado’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of Eldorado, from the date that significant influence commences until the date that significant influence ceases.
When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Company has an obligation to make, or has made, payments on behalf of the investee.
At each statement of financial position date, each investment in associates is assessed for indicators of impairment.
(v)  Transactions with non-controlling interests
For purchases from non-controlling interests, the difference between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.
Eldorado treats transactions in the ordinary course of business with non-controlling interests as transactions with third parties.
(vi) Transactions eliminated on consolidation
Intra-company and intercompany balances and transactions, and any unrealized income and expenses arising from all such transactions, are eliminated in preparing the consolidated financial statements.
3.2 Foreign currency translation
(i)    Functional and presentation currency
Items included in the financial statements of each of Eldorado’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is the Company’s functional and presentation currency, as well as the functional currency of all significant subsidiaries.
(ii)    Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognized in the consolidated statement of operations.
3.3 Property, plant and equipment
(i)    Cost and valuation
Property, plant and equipment are carried at cost less accumulated depreciation and any impairment in value. When an asset is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is recognized as a gain or loss in the consolidated statement of operations.

(3)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies (continued)
(ii)    Property, plant and equipment
Property, plant and equipment includes expenditures incurred on properties under development, significant payments related to the acquisition of land, mineral rights and property, plant and equipment which are recorded at cost on initial acquisition. Cost includes the purchase price and the directly attributable costs of acquisition or construction required to bring an asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management, including capitalized borrowing costs for qualifying assets.
(iii)    Deferred stripping costs
Stripping costs incurred during the production phase of a mine are considered production costs and included in the cost of inventory produced during the period in which the stripping costs are incurred, unless the stripping activity can be shown to provide access to additional mineral reserves, in which case the stripping costs are capitalized. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs (pre-stripping).
(iv)    Depreciation
Mine development costs, property, plant and equipment and other mining assets whose estimated useful life is the same as the remaining life of the mine are depreciated, depleted and amortized over a mine’s estimated life using the units-of-production method calculated based on proven and probable reserves.
Capitalized development costs related to a multi-pit operation are amortized on a pit-by-pit basis over the pit’s estimated life using the units-of-production method calculated based on proven and probable reserves related to each pit.
Capitalized stripping costs are amortized on a unit-of-production basis over the proven and probable reserves to which they relate.
Property, plant and equipment and other assets whose estimated useful lives are less than the remaining life of the mine are depreciated on a straight-line basis over the estimated useful lives of the assets.
Where components of an asset have a different useful life and the cost of the component is significant to the total cost of the asset, depreciation is calculated on each separate component.
Depreciation methods, useful lives and residual values are reviewed at the end of each year and adjusted if appropriate.
(v)    Subsequent costs
Expenditure on major maintenance or repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that further future economic benefit will flow to the Company, the expenditure is capitalized and the carrying value of the replaced asset or part of an asset is derecognized. Similarly, overhaul costs associated with major maintenance are capitalized when it is probable that future economic benefit will flow to the Company and any remaining costs of previous overhauls relating to the same asset are derecognized. All other expenditures are expensed as incurred.
(vi)    Borrowing costs
Borrowing costs are expensed as incurred except where they are attributable to the financing of construction or development of qualifying assets requiring a substantial period of time to prepare for their intended future use. Interest is capitalized up to the date when substantially all the activities necessary to prepare the asset for its intended use are complete. Interest is ceased to be capitalized during periods of prolonged suspension of construction or development. Borrowing costs are classified as cash outflows from operating activities on the statement of cash flows except for borrowing costs capitalized which are classified as investing activities.
Investment income arising on the temporary investment of proceeds from borrowings specific to qualifying assets is offset against borrowing costs being capitalized.

(4)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies (continued)
(vii)    Mine standby costs and restructuring costs
Mine standby costs and costs related to restructuring a mining operation are charged directly to expense in the period incurred. Mine standby costs include labour, maintenance and mine support costs incurred during temporary shutdowns of a mine or a development project.
3.4 Leases
A contract is or contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.
The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and is adjusted for certain remeasurements of the lease liability. The cost of the right-of-use asset includes the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs; and if applicable, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. Right-of-use assets are presented in property, plant and equipment on the statement of financial position.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The incremental borrowing rate reflects the rate of interest that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.
The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised. The Company applies judgement to determine the lease term for some lease contracts which contain renewal options.
The Company does not recognize right-of-use assets and lease liabilities for leases of low-value assets, leases with lease terms that are less than 12 months at inception and arrangements for the use of land that grant the Company the right to explore, develop, produce or otherwise use the mineral resource contained in that land. Lease payments associated with these arrangements are instead recognized as an expense over the term on either a straight-line basis, or another systematic basis if more representative of the pattern of benefit. The Company applies judgement in determining whether an arrangement grants the Company the right to explore, develop, produce or otherwise use the mineral resource contained in that land.
3.5 Exploration, evaluation and development expenditures
(i)    Exploration
Exploration expenditures reflect the costs related to the initial search for mineral deposits with economic potential or obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with the acquisition of mineral licences, prospecting, sampling, mapping, diamond drilling and other work involved in searching for mineral deposits. All expenditures relating to exploration activities are expensed as incurred except for the costs associated with the acquisition of mineral licences which are capitalized in property, plant and equipment.

(5)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies (continued)
(ii)    Evaluation
Evaluation expenditures reflect costs incurred at projects related to establishing the technical and commercial viability of mineral deposits identified through exploration or acquired through a business combination or asset acquisition.
Evaluation expenditures include the cost of:
▪establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities for an ore body that is classified as either a mineral resource or a proven and probable reserve;
▪determining the optimal methods of extraction and metallurgical and treatment processes;
▪studies related to surveying, transportation and infrastructure requirements;
▪permitting activities; and
▪economic evaluations to determine whether development of the mineralized material is commercially viable, including scoping, pre-feasibility and final feasibility studies.
Evaluation expenditures are capitalized if management determines that there is evidence to support probability of generating positive economic returns in the future. A mineral resource is considered to have economic potential when it is expected that the technical feasibility and commercial viability of extraction of the mineral resource can be demonstrated considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:
▪There is a probable future benefit that will contribute to future cash inflows;
▪The Company can obtain the benefit and control access to it; and
▪The transaction or event giving rise to the benefit has already occurred.
The evaluation phase is complete once technical feasibility of the extraction of the mineral deposit has been determined through preparation of a reserve and resource statement, including a mining plan as well as receipt of required permits and approval of the Board of Directors to proceed with development of the mine. On such date, capitalized evaluation costs are assessed for impairment and reclassified to development costs.
(iii)    Development
Development expenditures are those that are incurred during the phase of preparing a mineral deposit for extraction and processing. These include pre-stripping costs and underground development costs to gain access to the ore that is suitable for sustaining commercial mining, preparing land, construction of plant, equipment and buildings and costs of commissioning the mine and processing facilities. It also includes proceeds received from pre-commercial production.
Expenditures incurred on development projects continue to be capitalized until the mine and mill move into the production stage. The Company assesses each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the nature of each mine construction project, such as the complexity of a plant or its location. Various relevant criteria are considered to assess when the mine is substantially complete and ready for its intended use and moved into the production stage. The criteria considered include, but are not limited to, the following:
▪the level of capital expenditures compared to construction cost estimates;
▪the completion of a reasonable period of testing of mine plant and equipment;
▪the ability to produce minerals in saleable form (within specification); and
▪the ability to sustain ongoing production of minerals.

(6)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies (continued)
If the factors that impact the technical feasibility and commercial viability of a project change and no longer support the probability of generating positive economic returns in the future, expenditures will no longer be capitalized and the capitalized development costs will be assessed for impairment.
3.6 Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net assets of the acquired business at the date of acquisition. When the excess is negative (negative goodwill), it is recognized immediately in income. Goodwill on acquisition of subsidiaries and businesses is shown separately as goodwill in the consolidated financial statements. Goodwill on acquisition of associates is included in investments in significantly influenced companies and tested for impairment as part of the overall investment.
Goodwill is carried at cost less accumulated impairment losses and tested annually for impairment. The impairment testing is performed annually or more frequently if events or changes in circumstances indicate that it may be impaired. Impairment losses on goodwill are not reversed.
Goodwill is allocated to cash-generating units (“CGUs") for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more CGUs to which goodwill has been allocated changes due to a reorganization, the goodwill is reallocated to the units affected.
3.7 Impairment of non-financial assets
Non-financial assets which include property, plant and equipment are reviewed each reporting period for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such indicators exist, the Company determines the recoverable amount, and if applicable, recognizes an impairment loss.
An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost of disposal ("FVLCD") and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows or CGUs.
Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use of the asset and does not take into account assumptions of significant future enhancements of an asset’s performance or capacity to which the Company is not committed.
FVLCD is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. For mining assets, FVLCD is often estimated using a discounted cash flow approach because a fair value is not readily available from an active market or binding sale agreement. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources, operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
Non-financial assets other than goodwill impaired in prior periods are reviewed for possible reversal of the impairment when events or changes in circumstances indicate that an item of mineral property and equipment or CGU is no longer impaired. An impairment charge is reversed through the consolidated statement of operations only to the extent of the asset’s or CGU’s carrying amount that would have been determined net of applicable depreciation, had no impairment loss been recognized.

(7)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies (continued)
3.8 Financial assets
(i)    Classification and measurement
The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.
The classification of investments in debt instruments is driven by the business model for managing the financial assets and their contractual cash flow characteristics. Investments in debt instruments are measured at amortized cost if the business model is to hold the instrument for collection of contractual cash flows and those cash flows are solely principal and interest. If the business model is not to hold the debt instrument, it is classified as FVTPL. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.
Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as FVTOCI.
(a) Financial assets at FVTPL
Financial assets carried as FVTPL are initially recorded at fair value with all transaction costs expensed in the consolidated statement of operations. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in the consolidated statement of operations in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.
(b) Financial assets at FVTOCI
Investments in equity instruments as FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income (loss). There is no subsequent reclassification of fair value gains and losses to net earnings (loss) following the derecognition of the investment.
(c) Financial assets at amortized cost
Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any provisions for credit losses.
(ii)    Impairment of financial assets
The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to 12-month expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision.
Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.
(iii) Derecognition of financial assets
Financial assets are derecognized when they mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized in the consolidated statement of operations. Gains or losses on financial assets classified as FVTOCI remain within accumulated other comprehensive income (loss).
(8)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies (continued)
3.9 Derivative financial instruments and hedging activities
Derivatives are recognized initially at fair value on the date a derivative contract is entered into. Subsequent to initial recognition, derivatives are remeasured at their fair value. Derivatives embedded in financial liability contracts are recognized separately if they are not closely related to the host contract. Derivatives, including embedded derivatives from financial liability contracts, are recorded on the statement of financial position at fair value and the unrealized gains and losses are recognized in the consolidated statement of operations. The method of recognizing any resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged.
Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in the consolidated statement of operations.
(i) Fair value hedge
Changes in the fair values of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statement of operations, together with any changes in the fair values of the hedged assets or liabilities that are attributable to the hedged risk.
(ii) Cash flow hedge
The effective portions of changes in the fair values of derivatives that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to any ineffective portion is recognized immediately in the consolidated statement of operations.
Amounts accumulated in the hedge reserve are recycled in the consolidated statement of operations in the periods when the hedged items will affect net earnings (loss) (for instance when the forecast sale that is hedged takes place). If a forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a liability, the gains and losses previously deferred in the hedge reserve are included in the initial measurement of the cost of the asset or liability.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in the hedge reserve at that time remains in the reserve and is recognized when the forecast transaction is ultimately recognized in the consolidated statement of operations. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income (loss) is immediately transferred to the consolidated statement of operations.
The Company has not designated any derivative contracts as hedges and therefore has not applied hedge accounting in these consolidated financial statements.
3.10 Inventories
Inventories are valued at the lower of cost and net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:
(i)    Product inventory consists of stockpiled ore, ore on leach pads, crushed ore, in-circuit material at properties with milling or processing operations, gold concentrate, other metal concentrate, doré awaiting refinement and unsold bullion. Product inventory costs consist of direct production costs including mining, crushing and processing; site administration costs; and allocated indirect costs, including depreciation and amortization of mineral property, plant and equipment.
Inventory costs are charged to production costs on the basis of quantity of metal sold. At operations where the ore extracted contains significant amounts of metals other than gold, primarily silver, lead and zinc, cost is allocated between the joint products. The Company regularly evaluates and refines estimates used in determining the costs charged to production costs and costs absorbed into inventory carrying values based upon actual gold recoveries and operating plans.

(9)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies (continued)
Net realizable value is the estimated selling price, less the estimated costs of completion and selling expenses. A write-down is recorded when the carrying value of inventory is higher than its net realizable value.
(ii)     Materials and supplies inventory consists of consumables used in operations, such as fuel, chemicals, reagents and spare parts, which are valued at the lower of average cost and net realizable value and, where appropriate, less a provision for obsolescence. Costs include acquisition, freight and other directly attributable costs.
3.11 Trade receivables
Trade receivables are amounts due from customers for the sale of bullion and metals in concentrate in the ordinary course of business.
Trade receivables are recognized initially at fair value and subsequently at amortized cost using the effective interest rate method. Trade receivables are recorded net of lifetime expected credit losses.
Settlement receivables arise from the sale of metals in concentrate where the amount receivable is finalized on settlement date based on the underlying commodity price. Settlement receivables are classified as fair value through profit and loss and are recorded at each reporting period at fair value based on forward metal prices. Changes in fair value of settlements receivable are recorded in revenue.
3.12 Cash and cash equivalents
Cash and cash equivalents include cash on hand, short term bank deposits and other short-term highly liquid investments with maturities at the date of acquisition of 90 days or less. Cash and cash equivalents are classified as financial assets which are initially measured at fair value and subsequently measured at amortized cost.
3.13 Trade payables
Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers.
Trade payables are recognized initially at fair value and subsequently measured at amortized cost.
3.14 Debt and borrowings
Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost, calculated using the effective interest method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of operations over the period of the borrowings using the effective interest method.
Fees paid on the establishment of loan facilities and other borrowings are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility and other borrowings will be drawn down. In this case, the fee is deferred until the draw-down occurs at which time, these transaction costs are included in the carrying value of the amount drawn on the facility and amortized using the effective interest rate method. To the extent there is no evidence that it is probable that some or all of the facility and borrowings will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period the loan facility to which it relates is available to the Company.

(10)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies (continued)
3.15 Current and deferred income tax
Income tax expense comprises current and deferred tax. Income tax expense is recognized in the consolidated statement of operations except to the extent that it relates to items recognized either in other comprehensive income or directly in equity, in which case it is recognized in other comprehensive income or in equity, respectively.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings. The tax rate used is the rate that is substantively enacted.
Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is not recorded if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss or on temporary differences relating to the investment in subsidiaries to the extent that they will not reverse in the foreseeable future. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
3.16 Employee benefits
(i)    Defined benefit plans
The Company has defined benefit plans, where the level of benefit provided is based on the length of service and earnings of the person entitled. The cost of the defined benefit plan is determined using the projected unit credit method. The related pension liability recognized in the consolidated statement of financial position is the present value of the defined benefit obligation at the statement of financial position date less the fair value of plan assets.
The Company obtains actuarial valuations for defined benefit plans for each statement of financial position date. Actuarial assumptions used in the determination of defined benefit pension plan liabilities are based on best estimates, including rate of salary escalation and expected retirement dates of employees. The discount rate is based on high quality bond yields. The assumption used to determine the interest income on plan assets is equal to the discount rate.
Actuarial gains and losses are recognized in full in the period in which they occur in other comprehensive income without recycling to the consolidated statement of operations in subsequent periods. Current service cost, the vested element of any past service cost, the interest income on plan assets and the interest arising on the pension liability are included in the consolidated statement of operations.
Past service costs are recognized immediately to the extent the benefits are vested, and otherwise are amortized on a straight-line basis over the average period until the benefits become vested.
(ii)    Defined contribution plans
The Company’s contributions to defined contribution plans are charged to the consolidated statement of operations in the period to which the contributions relate.

(11)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies (continued)
(iii)    Termination benefits
Termination benefits are recognized when there is a demonstrable commitment to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing benefits as a result of an offer made to encourage voluntary termination. Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value.
(iv)    Short-term benefits
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.
3.17 Share-based payment arrangements
Share-based payment arrangements related to stock option awards, deferred share units, equity settled restricted share units and performance share units are measured at fair value. Compensation expense for all stock options awarded to employees is measured based on the fair value of the options on the date of grant which is determined using the Black-Scholes option pricing model. For equity settled restricted share units, compensation expense is measured based on the quoted market value of the shares. For equity settled performance share units with market based vesting conditions, compensation expense is measured based on the fair value of the share units on the date of grant which is based on the expected future forward price of the Company's shares and an index consisting of global gold-based securities. Deferred share units are liability awards settled in cash and measured at the quoted market price at the grant date and the corresponding liability is adjusted for changes in fair value at each subsequent reporting date until the awards are settled.
The fair value of the options, restricted share units, performance share units and deferred units are expensed over the vesting period of the awards with a corresponding increase in equity. No expense is recognized for awards that do not ultimately vest.
3.18 Provisions
Asset retirement obligations
A provision is made for mine restoration and rehabilitation when an obligation is incurred. The provision is recognized as a liability with the corresponding cost included in the asset to which the obligation relates. At each reporting date the asset retirement obligation is remeasured to reflect changes in discount rates, and the timing or amount of the costs to be incurred.
The provision recognized represents management’s best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of asset retirement obligations. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory frameworks, the magnitude of necessary remediation activities and the timing, extent and costs of required restoration and rehabilitation activities.
These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision recognized is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognized in the consolidated statement of financial position by adjusting both the asset retirement obligation and related assets. Such changes result in changes in future depreciation and financial charges.

(12)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies (continued)
Other provisions
A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. They are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.
3.19 Share capital
Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares held by the Company are classified as treasury stock and recorded as a reduction of shareholders’ equity.
3.20 Revenue recognition
Revenue is generated from the production and sale of doré, bullion and metals in concentrate. The Company’s performance obligations relate primarily to the delivery of these products to customers, with each shipment representing a separate performance obligation.
Revenue from the sale of doré, bullion and metals in concentrates is measured based on the consideration specified in the contract with the customer. The Company recognizes revenue when it transfers control of the product to the customer and has a present right to payment for the product.
(i) Metals in concentrate
Control over metals in concentrates is transferred to the customer and revenue is recognized when the product is considered to be physically delivered to the customer under the terms of the customer contract. This is typically when the concentrate has been placed on board a vessel for shipment or delivered to a location specified by the customer.
Metals in concentrate are sold under pricing arrangements where final prices are determined by market prices subsequent to the date of sale (the “quotational period”). Revenue from concentrate sales is recorded based on the estimated amounts to be received, based on the respective metal's forward price at the expected settlement date. Adjustments are made to settlements receivable in subsequent periods based on fluctuations in the forward prices until the date of final metal pricing. These subsequent changes in the fair value of the settlement receivable are recorded in revenue separate from revenue from contracts with customers.
Provisional invoices for metals in concentrate sales are typically issued shortly after or on the passage of control of the product to the customer and the Company receives 90 - 95% of the provisional invoice at that time. Additional invoices are issued as final product weights and assays are determined over the quotational period. Provisionally invoiced amounts are generally collected promptly.
(ii) Metals in doré
The Company sells doré directly to refiners, or, refiners may receive doré from the Company to refine the materials on the Company’s behalf and arrange for sale of the refined metal.
In the Turkey operating segment, refined metals are sold at spot prices on the Precious Metal Market of the Borsa Istanbul. Sales proceeds are collected within several days of the completion of the sale transaction. Control over the refined gold or silver produced from doré is transferred to the customer and revenue recognized upon delivery to the customer’s bullion account on the Precious Metal Market of the Borsa Istanbul.
In the Canada segment, doré and refined metals are sold at spot prices with sales proceeds collected within several days of the sales transaction. Control is typically transferred to the customer and revenue recognized upon delivery to a location specified by the customer.

(13)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
3. Significant accounting policies (continued)
3.21 Finance income and expenses
Finance income includes interest income on funds invested (including financial assets carried at FVTPL) and changes in the fair value of financial assets at FVTPL. Interest income is recognized as it accrues in the consolidated statement of operations, using the effective interest method.
Finance expenses include borrowing costs, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets. All borrowing costs are recognized in the consolidated statement of operations using the effective interest method, except for those amounts capitalized as part of the cost of qualifying property, plant and equipment.
3.22 Earnings (loss) per share
The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the earnings or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the earnings or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise share options, restricted share units and performance share units granted to employees.

4. Judgements and estimation uncertainty
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Significant areas requiring the use of management assumptions, estimates and judgements include the valuation of property, plant and equipment and goodwill, estimated recoverable reserves and resources, inventory, current and deferred taxes, asset retirement obligations, commencement of commercial production and functional currency.
Actual results could differ from these estimates. Outlined below are some of the areas which require management to make significant judgements, estimates and assumptions.
(i) Valuation of property, plant and equipment and goodwill
Property, plant and equipment and goodwill are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be fully recoverable. Goodwill is tested at least annually.
Calculating the recoverable amount, including estimated FVLCD of CGUs for property, plant and equipment and goodwill, requires management to make estimates and assumptions with respect to discount rates, future production levels including amount of recoverable reserves, resources and exploration potential, operating and capital costs, long-term metal prices, and estimates of the fair value of mineral properties beyond proven and probable reserves.
Changes in any of the assumptions or estimates used in determining the recoverable amount could result in additional impairment or reversal of impairment recognized.
(14)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
4. Judgements and estimation uncertainty (continued)
(ii) Estimated recoverable reserves and resources
Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including, with respect to production costs, mining and processing recoveries, cut-off grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates and capital costs. Cost estimates are based on feasibility study estimates or operating history. Estimates are prepared by appropriately qualified persons, but will be impacted by forecasted commodity prices, exchange rates, capital and production costs and recoveries amongst other factors. Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for deferred stripping costs, in performing impairment testing and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could impact the carrying value of assets, depreciation and impairment charges recorded in the consolidated statement of operations and the carrying value of the asset retirement obligation.
(iii) Inventory
The Company considers ore stacked on its leach pads and in process at its mines as work-in-process inventory and includes them in production costs based on ounces of gold or tonnes of concentrate sold, using the following assumptions in its estimates:
▪the amount of gold and other metals estimated to be in the ore stacked on the leach pads;
▪the amount of gold expected to be recovered from the leach pads;
▪the amount of gold and other metals in the processing circuits;
▪the amount of gold and other metals in concentrates; and
▪the gold and other metal prices expected to be realized when sold.
If these estimates or assumptions are inaccurate, the Company could be required to write down the value it has recorded on its work-in-process inventories, which would reduce earnings and working capital.
(iv) Asset retirement obligation
The asset retirement obligation provision represents management's best estimate of the present value of future cash outflows required to settle the liability which reflect estimates of future costs, inflation, requirements of the relevant legal and regulatory frameworks and the timing of restoration and rehabilitation activities. Estimated future cash outflows are discounted using a risk-free rate based on U.S. Treasury bond rates. Changes to asset retirement obligation estimates are recorded with a corresponding change to the related item of property, plant and equipment. Adjustments to the carrying amounts of related items of property, plant and equipment can result in a change to future depreciation expense.
(v) Current and deferred taxes
Judgements and estimates of recoverability are required in assessing whether deferred tax assets recognized on the consolidated statement of financial position are recoverable which is based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled, which requires judgement.
Assumptions about the generation of future taxable earnings and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions.
(15)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
4. Judgements and estimation uncertainty (continued)
The Company operates in multiple tax jurisdictions and judgement is required in the application of income tax legislation in these jurisdictions. These estimates and judgements are subject to risk and uncertainty and could result in an adjustment to current and deferred tax provisions and a corresponding increase or decrease to earnings or loss for the period.
(vi) Commencement of commercial production
Until a mining property is declared as being in the commercial production stage, all costs related to its development are capitalized. The determination of the date on which a mine enters the commercial production stage is a matter of judgement that impacts when capitalization of development costs ceases and recognition of revenues and depreciation of the mining property commences and is charged to the consolidated statement of operations.
On March 31, 2019, the Company declared commercial production at the Lamaque mine, having reached certain milestones. Commercial production represents the point at which the group of assets were able to operate as intended by management. Upon declaring commercial production, Lamaque recognizes all revenue and costs in the consolidated statement of operations. Prior to March 31, 2019, costs incurred for construction, development and commissioning of the mine, net of pre-commercial sales, were recognized within mineral property in property, plant and equipment.
(vii) Functional currency
The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the U.S. dollar. Determination of functional currency involves judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

5. Adoption of new accounting standards
The following standards and amendments to existing standards have been adopted by the Company commencing January 1, 2020:
(a) Interest rate benchmark reform - Phase 1
In September 2019, the IASB issued first phase amendments IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Hedging and IFRS 7 Financial Instrument Disclosures to address the financial reporting impact of the reform on interest rate benchmarks, such as the discontinuance of the interbank offered rates. The first phase amendment is focused on the impact to hedge accounting requirements. Adoption of the first phase amendment had no material impact on the consolidated financial statements.
(b) Conceptual framework for financial reporting
In March 2018, the IASB revised the Conceptual Framework for financial reporting. The Conceptual Framework sets out fundamental concepts for financial reporting and guides companies in developing accounting policies when no IFRS standard exists. The Conceptual Framework sets out the objective of general purpose financial reporting; the qualitative characteristics of useful financial information; a description of the reporting entity; definitions of an asset, a liability, equity, income and expenses and guidance on recognition and de-recognition criteria; measurement bases and guidance on when to use them; concepts and guidance on presentation and disclosure; and concepts relating to capital and capital maintenance. Adoption of this standard had no material impact on the consolidated financial statements.
(16)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
5. Adoption of new accounting standards (continued)
(c) Definition of a business
In October 2018, the IASB amended IFRS 3 Business Combinations to clarify the definition of a business, which is effective January 1, 2020. The amendment provides additional guidance on the definition of a business in determining whether a transaction results in an asset or business acquisition. The amendment includes an optional concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business. If the concentration test is not met, or if an entity elects not to apply the test, then an assessment of the elements of a business is performed to determine whether the transaction results in an asset or business acquisition. Adoption of this standard had no material impact on the consolidated financial statements.
Below are new standards, amendments to standards and interpretations that have been issued and are not yet effective. The Company plans to apply the new standards or interpretations in the annual period for which they are effective.
(a) Property, plant and equipment - proceeds before intended use
On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use. The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use.  Instead, amounts received will be recognized as sales proceeds and related cost in profit or loss.  The effective date is for annual periods beginning on or after January 1, 2022. The amendment must be applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the amendments are first applied. The Company will adopt this narrow scope amendment on the date it becomes effective and does not expect a revision to comparative financial information in its consolidated financial statements as a result of adoption.
(b) Interest rate benchmark reform - Phase 2
In August 2020, the IASB published the Interest Rate Benchmark Reform - Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosure, IFRS 4 Insurance Contracts, and IFRS 16 Leases. The Phase 2 amendments address issues that may affect financial reporting related to financial instruments and hedge accounting resulting from the reform of an interest rate benchmark. The amendments are effective for annual periods beginning on or after January 1, 2021. The Company is assessing the effect of amendments related to the interest rate benchmark reform on its consolidated financial statements including the impact, if any, on amounts drawn on the Company's third amended and restated credit agreement (as defined below) which bear interest based on London Inter-Bank Offered Rate ("LIBOR"). The Company does not expect a material impact on its consolidated financial statements from the adoption of this amendment.
(c) Classification of liabilities as current or non-current
In January 2020, the IASB published narrow scope amendments to IAS 1 Presentation of financial statements. The narrow scope amendment clarifies that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The amendments are effective for annual periods beginning on or after January 1, 2023, and applied retrospectively. The Company will adopt the narrow scope amendments on the date it becomes effective and is currently evaluating the impact of the amendments on its consolidated financial statements.

(17)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
6. Cash and cash equivalents

	December 31, 2020	December 31, 2019

Cash	$371,057	$173,801
Short-term bank deposits	80,905	3,941
	$451,962	$177,742

7. Accounts receivable and other

	December 31, 2020	December 31, 2019

Trade receivables	$35,649	$35,107
Value added tax and other taxes recoverable	12,171	17,658
Other receivables and advances	5,843	10,756
Prepaid expenses and deposits	19,359	11,789
Marketable securities	194	3,828
	$73,216	$79,138

8. Inventories

	December 31, 2020	December 31, 2019

Ore stockpiles	$6,327	$3,859
In-process inventory and finished goods	81,120	81,282
Materials and supplies	88,824	78,093
	$176,271	$163,234

In 2020, inventories of $367,310 (2019 – $296,218) were recognized as an expense during the year and included in cost of sales.
During the year ended December 31, 2020, charges of $2,122 and $206 were recognized in production costs and depreciation, respectively, to reduce the cost of lead and zinc concentrate inventory at Stratoni to net realizable value. During the year ended December 31, 2019, charges of $632 and $1,894 were recognized in production costs and depreciation, respectively, to reduce the cost of lead, zinc and gold concentrate inventory at Olympias and Stratoni to net realizable value.

9. Other assets

	December 31, 2020	December 31, 2019

Long-term value added tax and other taxes recoverable	$32,148	$13,749
Prepaid forestry fees	2,655	3,222
Prepaid loan costs (Note 15(b))	2,191	2,865
Other assets	2,568	3,107
	$39,562	$22,943
(18)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
10. Non-controlling interests
On May 11, 2020, the Company purchased the remaining 5% interest in Hellas, a subsidiary of the Company, for cash consideration of $7,500. Hellas operates the Olympias and Stratoni mines and holds the Skouries project. Additional consideration may become payable under certain circumstances but is not expected to be material. As Hellas was controlled by the Company prior to the acquisition, $4,172 was recorded in contributed surplus representing the difference between the cash consideration and the carrying value of the non-controlling interest at the date of purchase.
The following table summarizes the information relating to each of the Company’s subsidiaries that has material non-controlling interests (“NCI”). The amounts disclosed for each subsidiary are based on those included in the consolidated financial statements before inter-company eliminations. As the Company purchased the remaining 5% interest in Hellas, the carrying value is nil at December 31, 2020. The non-controlling interest portion of the income statement and statement of cash flow amounts for Hellas prior to the acquisition in 2020 are presented in the table below.

	December 31, 2020		December 31, 2019
	Hellas	Deva	Hellas	Deva
NCI percentage	0% (1)	19.5%	5%	19.5%

Current assets	$—	$3,178	$67,902	$1,867
Non-current assets	—	412,251	1,858,544	415,149
Current liabilities	—	(235)	(1,050,952)	(312)
Non-current liabilities	—	(322,454)	(405,318)	(294,493)
Net assets	$—	$92,740	$470,176	$122,211

Carrying amount of NCI	$—	$37,520	$13,362	$42,903

Cash flows used in operating activities	$(6,535)	$(3,750)	$(215)	$(4,856)
Cash flows generated from (used in) investing activities	(16,708)	10	(45,216)	(15)
Cash flows generated from financing activities	18,927	4,754	50,026	4,803
Net increase (decrease) in cash and cash equivalents	$(4,316)	$1,014	$4,595	$(68)

Revenue	$65,781	$—	$140,156	$—
Net loss and comprehensive loss	(33,824)	(27,604)	(107,758)	(6,494)
Net loss allocated to NCI	(1,691)	(5,383)	(5,388)	(1,266)
Dividends paid to NCI	—	—	—	—
(1)The Company purchased the remaining 5% non-controlling interest in Hellas on May 11, 2020.

Net loss allocated to NCI in the consolidated statement of operations includes $106 related to non-material subsidiaries (2019 – $247). The carrying value of the NCI related to non-material subsidiaries is $3,353 (2019 – $3,039).
(19)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
11. Property, plant and equipment

	Land and buildings	Plant and equipment	Capital works in progress	Mineral properties	Capitalized Evaluation	Total
Cost
Balance at January 1, 2019	$192,244	$2,112,033	$109,361	$4,169,157	$93,459	$6,676,254
Additions/transfers (1)	17,379	85,929	19,735	68,794	3,393	195,230
IFRS 16 transition adjustment	7,555	1,734	90	—	—	9,379
Proceeds on pre-commercial production sales, net	—	—	—	(12,159)	—	(12,159)
Commercial production transfers	27,070	92,791	—	(119,861)	—	—
(Impairment) reversal	—	11,690	(15,268)	—	—	(3,578)
Write-down of assets	—	(1,979)	—	—	(16)	(1,995)
Other movements/transfers	(1,715)	33,335	(30,103)	(505)	(129)	883
Transfer to assets held for sale (Note 32)	—	(11,690)	—	—	—	(11,690)
Disposals	(22)	(4,455)	(737)	(2,421)	—	(7,635)
Balance at December 31, 2019	$242,511	$2,319,388	$83,078	$4,103,005	$96,707	$6,844,689

Additions/transfers (1)	$14,737	$82,285	$61,135	$55,971	$2,115	$216,243
Write-down of assets	—	—	(40,030)	—	—	(40,030)
Other movements/transfers	1,841	22,371	(20,594)	(2,217)	(28)	1,373
Disposals	(402)	(10,297)	(76)	—	(102)	(10,877)
Balance at December 31, 2020	$258,687	$2,413,747	$83,513	$4,156,759	$98,692	$7,011,398

Accumulated depreciation
Balance at January 1, 2019	$(47,974)	$(1,008,763)	$—	$(1,631,041)	$—	$(2,687,778)
Depreciation for the year	(10,605)	(107,654)	—	(51,965)	—	(170,224)
Impairment reversal	—	90,825	—	9,667	—	100,492
Other movements	(206)	(1,049)	—	213	—	(1,042)
Disposals	7	2,058	—	—	—	2,065
Balance at December 31, 2019	$(58,778)	$(1,024,583)	$—	$(1,673,126)	$—	$(2,756,487)

Depreciation for the year	$(13,898)	$(159,759)	$—	$(84,947)	$—	$(258,604)
Other movements	(125)	(1,985)	—	247	—	(1,863)
Disposals	54	3,880	—	115	—	4,049
Balance at December 31, 2020	$(72,747)	$(1,182,447)	$—	$(1,757,711)	$—	$(3,012,905)

Carrying amounts
At January 1, 2019	$144,270	$1,103,270	$109,361	$2,538,116	$93,459	$3,988,476
At December 31, 2019	$183,733	$1,294,805	$83,078	$2,429,879	$96,707	$4,088,202
Balance at December 31, 2020	$185,940	$1,231,300	$83,513	$2,399,048	$98,692	$3,998,493

(1)There were no amounts included in property, plant and equipment that relate to capitalized interest during the year ended December 31, 2020 (2019 - $3,848 capitalized).

(20)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
11. Property, plant and equipment (continued)
In accordance with the Company’s accounting policies each CGU is assessed for indicators of impairment, from both external and internal sources, at the end of each reporting period. If such indicators of impairment exist for any CGUs, those CGUs are tested for impairment. The recoverable amounts of the Company’s CGUs are based primarily on the net present value of future cash flows expected to be derived from the CGUs. The recoverable amount used by the Company represents each CGU’s FVLCD, a Level 3 fair value measurement, as it was determined to be higher than value in use.
(i) Olympias
As at December 31, 2019, Management determined that weaker-than-expected production at Olympias during 2019 and rising market rates for concentrate treatment charges indicated a potential impairment for Olympias. Using a FVLCD approach, the Company assessed the recoverable amount of the Olympias CGU at December 31, 2019. Based on its assessment, the Company determined that no impairment loss or reversal of impairment for the Olympias CGU was required.
In December 2020, as a result of more stable production volumes at the Olympias mine which provided a more reliable basis to estimate future results, the Company updated its unit cost estimates and mining assumptions used for estimating reserves, including increased mining dilution and decreased mining recovery. These factors resulted in an increase in cut-off values and led to a 23% decrease in proven and probable reserves, which the Company considered to indicate a potential impairment for Olympias. Using a FVLCD approach, the Company assessed the recoverable amount of the Olympias CGU as at December 31, 2020. Based on its assessment, the Company determined that no impairment loss or reversal of impairment for the Olympias CGU was required.
The significant assumptions used for determining the recoverable amount of the Olympias CGU are reflected in the table below. Management used judgement in determining estimates and assumptions with respect to discount rates, future production levels including amount of recoverable reserves, resources and exploration potential, operating and capital costs, long-term metal prices and estimates of the fair value of mineral properties beyond proven and probable reserves. Metal pricing assumptions were based on consensus forecast pricing and discount rates were based on a weighted average cost of capital, adjusted for country and other risks specific to the CGU. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.

	2020	2019
Gold price ($/oz)	$1,850 - $1,550	$1,400
Silver price ($/oz)	$25 - $21	$18
Lead price ($/t)	$2,000 - $1,975	$2,100
Zinc price ($/t)	$2,575 - $2,400	$2,400
Discount rate	6.0% - 6.5%	6.0%
In advance of signing an amended investment agreement with the Hellenic Republic in early 2021, the Company determined that certain of its capital works in progress at Olympias would no longer be required and will not be completed. Accordingly, capitalized costs of $40,030 were recorded as a write-down of assets as at December 31, 2020.

(21)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
11. Property, plant and equipment (continued)
(ii) Kişladağ
During the quarter ended December 31, 2019, the Company completed testwork assessing metallurgical recoveries of deeper material from the pit over an extended leach cycle. A new production plan was developed utilizing the leach pad for the life of the Kişladağ mine and no longer required the construction of a mill. As a result, the Company recorded an impairment reversal to the Kişladağ leach pad costs and related plant and equipment of $100,492 ($80,143, net of deferred tax) as at December 31, 2019. The resulting carrying value of the Kişladağ leach pad costs and related plant and equipment represents the carrying value of these assets, net of depreciation, that would have been determined had the original September 30, 2018 impairment not been recognized. There was an additional impairment loss recorded of $15,269 ($11,910, net of deferred tax) to write-off capitalized costs relating to the mill construction project.

12. Goodwill
As of December 31, 2020 all goodwill relates to the Lamaque CGU. Goodwill is tested for impairment annually on December 31 and when circumstances indicate that the carrying value may not be recoverable. Impairment is determined for goodwill by assessing the recoverable amount of the CGU. The recoverable amount of the Lamaque CGU is based on the net present value of future cash flows expected to be derived from the CGU. The recoverable amount used by the Company represents the CGU’s FVLCD, a Level 3 fair value measurement, as it was determined to be higher than value in use.
The significant assumptions used for determining the recoverable amount of goodwill in the Lamaque CGU are reflected in the table below. Management used judgement in determining estimates and assumptions with respect to discount rates, future production levels including amounts of recoverable reserves, resources and exploration potential, operating and capital costs, long-term metal prices and estimates of the fair value of mineral properties beyond proven and probable reserves. Metal pricing assumptions were based on consensus forecast pricing, and the discount rates were based on a weighted average cost of capital, adjusted for country risk and other risks specific to the CGU. Cash flows were projected through to 2030. Changes in any of the assumptions or estimates used in determining the fair values could impact the recoverable amount of goodwill analysis.

	2020	2019

Gold price ($/oz)	$1,850 - $1,550	$1,400
Discount rate	5%	5%

The estimated recoverable amount of the Lamaque CGU including goodwill exceeded its carrying amount as at December 31, 2020 by approximately $269,000. Impairment would result from a decrease in the long-term gold price of $325 per ounce, or an increase in operating expenditures by 25%.

(22)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
13. Leases and right-of-use assets
As a lessee, the Company leases various assets including mobile mine equipment, office and properties. These right-of-use assets are presented as property, plant and equipment.

	Right-of-use Land and buildings	Right-of-use Plant and equipment	Total
Cost
Opening balance at January 1, 2019	$—	$11,345	$11,345
Initial adoption of IFRS 16	7,555	1,824	9,379
Additions	552	13,463	14,015
Disposals	—	(232)	(232)
Balance at December 31, 2019	$8,107	$26,400	$34,507
Additions	6,922	4,372	11,294
Disposals	(474)	(931)	(1,405)
Balance at December 31, 2020	$14,555	$29,841	$44,396

Accumulated Depreciation
Opening balance at January 1, 2019	$—	$—	$—
Depreciation for the year	(1,184)	(4,705)	(5,889)
Disposals	—	151	151
Balance at December 31, 2019	$(1,184)	$(4,554)	$(5,738)
Depreciation for the year	(1,200)	(5,926)	(7,126)
Disposals	81	206	287
Balance at December 31, 2020	$(2,303)	$(10,274)	$(12,577)

Right-of-use assets, net carrying amount at December 31, 2019	6,923	21,846	28,769
Right-of-use assets, net carrying amount at December 31, 2020	$12,252	$19,567	$31,819

Interest expense on lease liabilities is disclosed in Note 18(b) and the cash payments for the principal portion of lease liabilities is presented on the Consolidated Statement of Cash Flow. The Company's future obligations related to lease liabilities is disclosed in Note 24.

14. Accounts payable and accrued liabilities

	December 31, 2020	December 31, 2019

Trade payables	$65,060	$67,107
Taxes payable	10,997	13,205
Accrued expenses	103,315	58,792
	$179,372	$139,104

(23)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
15. Debt

	December 31, 2020	December 31, 2019
Senior secured notes due 2024, net of unamortized discount and transaction costs of $8,680 (2019 - $13,806)(Note 15 (a))	$226,647	$287,568
Term loan, net of unamortized transaction costs of $1,491 (2019 - $2,239) (Note 15 (b))	131,842	197,761
Revolving credit facility (Note 15 (b))	150,000	—
Redemption option derivative asset (Note 15 (a))	(7,357)	(5,597)
Total debt	$501,132	$479,732
Less: Current portion	66,667	66,667
Non-current portion	$434,465	$413,065

Reconciliation of debt arising from financing activities:

	2020	2020	2019	2019
	Senior notes due 2024 and term loan	Revolving credit facility	Senior notes due 2024 and term loan	Senior notes due 2020

Balance beginning of year	$479,732	$—	$—	$595,977

Financing cash flows related to debt:
Redemption of Senior notes due 2024	(66,047)	—	—	—
Scheduled repayment of term loan	(66,667)	—	—	—
Proceeds from revolving credit facility	—	150,000	—	—
Repayment of Senior notes due 2020	—	—	—	(600,000)
Proceeds from Senior secured notes due 2024, net of discount	—	—	294,000	—
Proceeds from term loan	—	—	200,000	—
Loan financing costs	—	—	(15,583)	—
Total financing cash flows related to debt	(132,714)	150,000	478,417	(600,000)

	$347,018	$150,000	$478,417	$(4,023)

Non-cash changes recorded in debt:
Amortization of discount and transaction costs of Senior notes due 2024 due to early redemption	2,286	—	—	—
Amortization of financing fees and discount relating to Senior notes due 2024 and term loan	3,588	—	2,206	—
Change in fair value of redemption option derivative asset relating to Senior secured notes due 2024	(1,760)	—	(4,224)	—
Prepaid credit facility financing costs	—	—	3,333	—
Amortization of deferred costs for Senior notes due 2020, and deferred costs expensed upon note redemption	—	—	—	4,023

Balance end of year	$351,132	$150,000	$479,732	$—
(24)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
15. Debt (continued)
(a) Senior Secured Second Lien Notes due 2024
On June 5, 2019, the Company completed an offering of $300,000 senior secured second lien notes (the "senior secured notes”) at 98% of par value, with a coupon rate of 9.5% due June 1, 2024. The senior secured notes pay interest semi-annually on June 1 and December 1, beginning December 1, 2019.
The senior secured notes are redeemable by the Company in whole or in part, for cash:
i)At any time prior to December 1, 2021 at a redemption price equal to the sum of 100% of the aggregate principal amount of the senior secured notes, plus accrued and unpaid interest, and plus a premium equal to (a) the greater of 1% of the principal amount of the senior secured notes to be redeemed and (b) the difference between (i) the outstanding principal amount of the senior secured notes to be redeemed and (ii) the present value of the redemption price of the senior secured notes on December 1, 2021 plus the remaining interest to December 1, 2021 discounted at the treasury yield plus 50 basis points.
ii)At any time prior to December 1, 2021 up to 35% of the original principal amount of the senior secured notes with the net cash proceeds of one or more equity offerings at a redemption price equal to 109.5% of the aggregate principal amount of the senior secured notes redeemed, plus accrued and unpaid interest ("Equity Redemption Option").
iii)On and after the dates provided below, at the redemption prices, expressed as a percentage of the principal amount of the notes to be redeemed, set forth below, plus accrued and unpaid interest on the senior secured notes:
December 1, 2021                       107.125%
December 1, 2022 and thereafter       100.000%
The redemption features above constitute an embedded derivative asset, which is recognized separately at fair value and is classified as fair value through profit and loss. The increase in fair value for the year ended December 31, 2020 is $1,760 (2019 - $4,224).
On August 31, 2020, the Company paid $65,530 to redeem $58,574 of senior secured notes pursuant to the equity redemption option, including a $5,565 redemption premium and $1,391 of interest accrued to the date of redemption. On December 1, 2020, the Company paid $8,183 to redeem $7,473 of senior secured notes pursuant to the equity redemption option, including a $710 redemption premium. As a result of the redemptions, $2,286 of unamortized discount and deferred transaction costs were recognized as finance costs together with the $6,275 redemption premiums.
The senior secured notes are secured on a second lien basis by a general security agreement with the Company’s real property in Canada and shares of SG Resources B.V., Tüprag Metal, Eldorado Gold (Greece) BV, Eldorado Gold (Québec) Inc., all wholly owned subsidiaries of the Company. During the year ended December 31, 2020, the Company paid $1,344 to Tüprag, a subsidiary, relating to guarantee fees.
The senior secured notes contain covenants that restrict, among other things, the ability of the Company to incur certain capital expenditures, distributions in certain circumstances and sales of material assets, in each case, subject to certain conditions. The Company is in compliance with these covenants at December 31, 2020.
The fair market value of the senior secured notes as at December 31, 2020 is $260,500 (2019 - $324,000).

(25)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
15. Debt (continued)
(b) Senior Secured Credit Facility
In May 2019, the Company executed a $450,000 amended and restated senior secured credit facility (“the third amended and restated credit agreement” or “TARCA”) which consists of the following:
i)A $200,000 non-revolving term loan ("Term loan") with six equal semi-annual payments commencing June 30, 2020.
ii)A $250,000 revolving credit facility with a maturity date of June 5, 2023.
On March 30, 2020, the Company drew $150,000 under the revolving credit facility as a proactive measure in light of the uncertainty surrounding the novel coronavirus ("COVID-19") pandemic. The Company has no immediate need for the funds and this amount remains outstanding at December 31, 2020 (2019 - nil). At December 31, 2020, the $150,000 credit facility draw is classified as non-current according to its contractual maturity.
In 2020, the Company made two scheduled payments of $33,333 each in June and December relating to the $200,000 Term loan.
As at December 31, 2020, the Company has outstanding non-financial (Greece) and Financial (Canada) letters of credit of EUR 57,600 and CAD $400, respectively and totaling $70,800 (2019 - EUR 57,600 and CDN $400, totaling $64,500). The letters of credit were issued to secure certain obligations in connection with the Company's operations (Note 16) and reduce availability under the revolving credit facility by corresponding amounts. In February 2021, the TARCA was amended such that the non-financial letters of credit no longer reduce credit availability under the revolving credit facility. A repayment of $11,100 of principal on the Term loan was made in conjunction with this amendment.
The TARCA contains covenants that restrict, among other things, the ability of the Company to incur additional unsecured indebtedness except in compliance with certain conditions, incur certain lease obligations, make distributions in certain circumstances, sell material assets or carry on a business other than one related to mining. Significant financial covenants include a minimum Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) to interest ratio and a maximum debt net of unrestricted cash ("net debt") to EBITDA ratio ("net leverage ratio"). The Company is in compliance with its covenants at December 31, 2020.
Both the term loan and revolving credit facility bear interest at LIBOR plus a margin of 2.25% – 3.25%, dependent on a net leverage ratio pricing grid. As at December 31, 2020, the Company’s current interest charges and fees are as follows: LIBOR plus margin of 2.25% on the term loan and any amounts drawn from the revolving credit facility; two thirds the applicable margin (1.50%) on non-financial letters of credit plus 0.37%, and 2.25% on financial letters of credit plus 0.37%, secured by the revolving credit facility, and 0.5625% standby fees on the available and undrawn portion of the revolving credit facility.
The TARCA is secured on a first lien basis by a general security agreement from the Company, the Company's real property in Canada and shares of SG Resources B.V., Tüprag Metal, Eldorado Gold (Greece) BV, Eldorado Gold (Québec) Inc., all wholly owned subsidiaries of the Company.
Fees relating to the revolving credit facility have been recorded in other assets at the time of establishment and are being amortized over the term of the TARCA. As at December 31, 2020, the prepaid loan cost was $2,191 (2019 – $2,865).

(26)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
16. Asset retirement obligations

	Turkey	Canada	Greece	Romania	Brazil (1)	Total

At January 1, 2020	$39,196	$12,638	$42,650	$1,533	$—	$96,017
Accretion during the year	753	243	863	34	52	1,945
Revisions to estimate	5,539	80	10,056	94	—	15,769
Settlements	(672)	—	(1,629)	—	—	(2,301)
Disposal	—	—	—	—	(52)	(52)
At December 31, 2020	$44,816	$12,961	$51,940	$1,661	$—	$111,378
Less: Current portion	—	—	(4,701)	—	—	(4,701)
Long term portion	$44,816	$12,961	$47,239	$1,661	$—	$106,677

Estimated undiscounted amount	$56,752	$14,218	$65,564	$2,153	$—	$138,687

(1) The asset retirement obligation related to the Vila Nova mine was included in liabilities associated with assets held for sale at December 31, 2019 and disposed of in 2020 (Note 32)

	Turkey	Canada	Greece	Romania	Brazil	Total

At January 1, 2019	$36,479	$12,215	$40,069	$1,364	$4,016	$94,143
Accretion during the year	981	316	1,090	39	106	2,532
Revisions to estimate	2,330	107	3,704	130	—	6,271
Settlements	(594)	—	(2,213)	—	—	(2,807)
Reclassified to liabilities associated with assets held for sale	—	—	—	—	(4,122)	(4,122)
At December 31, 2019	$39,196	$12,638	$42,650	$1,533	$—	$96,017
Less: Current portion	—	—	(1,782)	—	—	(1,782)
Long term portion	$39,196	$12,638	$40,868	$1,533	$—	$94,235

Estimated undiscounted amount	$48,064	$14,998	$56,467	$2,287	$4,416	$126,232

The Company’s asset retirement obligations relate to the restoration and rehabilitation of the Company’s mining operations and projects under development. The expected timing of cash flows in respect of the provision is based on the estimated life of the various mining operations. The net increase in the estimate of the obligation in 2020 was mainly due to an update of estimated closure costs at Olympias, Stratoni and Kişladağ, together with lower discount rates.
(27)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
16. Asset retirement obligations (continued)
The provision is calculated as the present value of estimated future net cash outflows based on the following key assumptions:

	Turkey	Canada	Greece	Romania	Brazil
	%	%	%	%	%
At December 31, 2020
Inflation rate	0.7 to 1.5	0.9	0.4 to 1.7	1.5	—
Discount rate	0.7 to 1.5	0.9	0.4 to 1.7	1.5	—

At December 31, 2019
Inflation rate	1.8	1.8	1.7 to 1.9	1.9	1.6
Discount rate	1.9	1.9	1.7 to 2.3	2.3	1.6

The discount rate is a risk-free rate based on U.S. Treasury bond rates with maturities commensurate with site mine lives. U.S. Treasury bond rates have been used for all of the mine sites as the liabilities are denominated in U.S. dollars and the majority of the expenditures are expected to be incurred in U.S. dollars. Similarly, the inflation rates used in determining the present value of the future net cash outflows are based on estimated U.S inflation rates.
In relation to the asset retirement obligations in Greece, the Company has the following:
a) A €50,000 Letter of Guarantee to the Ministry of Environment and Energy and Climate Change ("MEECC") as security for the due and proper performance of rehabilitation works committed in relation to the mining and metallurgical facilities of the Kassandra Mines (Olympias, Stratoni and Skouries) and the removal, cleaning and rehabilitation of the old Olympias tailings. This Letter of Guarantee is renewed annually, expires on July 26, 2026 and has an annual fee of 187 basis points.
b) A €7,500 Letter of Guarantee to the MEECC for the due and proper performance of the Kokkinolakkas Tailings Management Facility, committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines (Olympias, Stratoni and Skouries). The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 187 basis points.
c) Restricted cash of $2,060 (2019 - $3,080) relates to an environmental guarantee deposit posted as security for rehabilitation works in relation to the Lamaque mine.

17. Employee benefit plans

	December 31, 2020	December 31, 2019
Employee benefit plan expense:
Employee Benefit Plan	$3,036	$2,778
Supplemental Pension Plan	(187)	(61)
	$2,849	$2,717

Actuarial losses recognized in the statement of other comprehensive income (loss) in the period, before tax	$(3,440)	$(6,361)

Cumulative actuarial losses recognized in the statement of other comprehensive income (loss), before tax	$(29,639)	$(26,199)
(28)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
17. Employee benefit plans (continued)
Defined Benefit Plans
The Company operated a registered pension plan (“the Pension Plan”) and operates a Supplemental Pension Plan (“the SERP”), which are defined benefit pension plans in Canada. The SERP is a Retirement Compensation Arrangement (“RCA”), which is a trust account. As it is a trust account, the assets in the account are protected from the Company’s creditors. The RCA requires the Company to remit 50% of any contributions and any realized investment gains to the Receiver General of Canada as refundable tax.
These plans, which were only available to certain qualifying employees, provide benefits based on an employee’s years of service and final average earnings at retirement. Annual contributions related to these plans are actuarially determined and are made at or in excess of minimum requirements prescribed by legislation.
Eldorado’s plans have actuarial valuations performed for funding purposes. The last actuarial valuations for funding purposes performed for the Pension Plan and the SERP are as of January 1, 2017. The measurement date for the SERP to determine the pension obligation and assets for accounting purposes was December 31, 2020.
The SERP is designed to provide supplementary pension benefits to qualifying employees affected by the maximum pension limits under the Income Tax Act pursuant to the registered Pension Plan. Further, the Company is not required to pre-fund any benefit obligation under the SERP.
No contributions were made to the Pension Plan and the SERP during 2020 (2019 – nil). Cash payments and transfers totaling $18,224 were made directly to beneficiaries during the year (2019 – $26,771) from Pension Plan and SERP assets. For the year 2021, no contributions are expected to be made to the SERP.
On December 13, 2019, the Company resolved to wind-up the Pension Plan and the SERP. During September 2020, the Pension Plan was settled through the purchase of an annuity on behalf of the members. Accordingly, the plan assets and liabilities were re-measured on September 30, 2020, and a gain on settlement of $5 has been recognized in other income.
The SERP’s defined benefit obligation has been measured as at December 31, 2020 based on the face value of the actual residual lump sum payments expected to be paid to members. The plan settlement has been measured based on market conditions as at December 31, 2020.
Subsidiaries Employee Benefit Plans
According to the Greek and Turkish labour laws, employees are entitled to compensation in case of dismissal or retirement, the amount of which varies depending on salary, years of service and the manner of termination (dismissal or retirement). Employees who resign or are dismissed with cause are not entitled to compensation. The Company considers this a defined benefit obligation. Amounts relating to these employee benefit plans have been included in the tables in this note under “Employee Benefit Plan” when applicable.
Defined Contribution Plans
The Company operates a defined contribution plan which is only available to certain qualifying employees. The amount of defined contribution pension plan expense for the year ended December 31, 2020 is $339 (2019 –$404). The amount of contributions to the defined contribution plan for the year ended December 31, 2020 is $344 (2019 – $718).

(29)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
17. Employee benefit plans (continued)
The amounts recognized in the consolidated statement of financial position for all pension plans are determined as follows:

	December 31, 2020			December 31, 2019
	Employee benefit plans	SERP	Total	Employee benefit plans	SERP	Total

Present value of obligations	$(21,974)	$(2,721)	$(24,695)	$(20,182)	$(18,366)	$(38,548)
Fair value of plan assets	—	8,470	8,470	1,958	24,610	26,568
Asset (liability) on statement of financial position	$(21,974)	$5,749	$(16,225)	$(18,224)	$6,244	$(11,980)

The movement in the present value of the employee benefit obligations over the years is as follows:

	2020			2019
	Employee benefit plans	SERP	Total	Employee benefit plans	SERP	Total

Balance at January 1,	$(20,182)	$(18,366)	$(38,548)	$(16,239)	$(37,075)	$(53,314)
Current service cost	(2,446)	—	(2,446)	(2,181)	(172)	(2,353)
Past service cost	—	—	—	—	(97)	(97)
Interest cost	(639)	(547)	(1,186)	(669)	(1,447)	(2,116)
Actuarial gain (loss)	(2,664)	548	(2,116)	(3,097)	(4,781)	(7,878)
Assets distributed on settlement	3,146	14,945	18,091	—	24,430	24,430
Benefit payments	1,172	180	1,352	1,576	2,189	3,765
Exchange gain (loss)	(361)	519	158	428	(1,413)	(985)
Balance at December 31,	$(21,974)	$(2,721)	$(24,695)	$(20,182)	$(18,366)	$(38,548)

The movement in the fair value of plan assets over the years is as follows:

	2020			2019
	Employee benefit plans	SERP	Total	Employee benefit plans	SERP	Total

At January 1,	$1,958	$24,610	$26,568	$1,864	$46,195	$48,059
Interest income on plan assets	42	736	778	72	1,809	1,881
Actuarial gain (loss)	59	(1,383)	(1,324)	82	1,435	1,517
Contributions by employer	1,281	—	1,281	—	—	—
Assets distributed on settlement	(3,141)	(14,945)	(18,086)	—	(24,430)	(24,430)
Benefit payments	(138)	(180)	(318)	(152)	(2,189)	(2,341)
Exchange gain (loss)	(61)	(368)	(429)	92	1,790	1,882
At December 31,	$—	$8,470	$8,470	$1,958	$24,610	$26,568
(30)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
17. Employee benefit plans (continued)
The amounts recognized in the consolidated statements of operations are as follows:

	2020			2019
	Employee benefit plans	SERP	Total	Employee benefit plans	SERP	Total

Current service cost	$2,446	$—	$2,446	$2,181	$172	$2,353
Interest cost	639	547	1,186	669	1,447	2,116
Past service cost	—	—	—	—	97	97
Loss on settlement	(5)	—	(5)	—	32	32
Expected return on plan assets	(44)	(734)	(778)	(72)	(1,809)	(1,881)
Employee benefit plans expense (recovery)	$3,036	$(187)	$2,849	$2,778	$(61)	$2,717

The actual return on plan assets was a loss of $546 (2019 – gain of $3,439).
The principal actuarial assumptions used were as follows:

	2020				2019
	Employee benefit plans			SERP	Employee benefit plans			SERP
	Greece	Turkey	Canada	Canada	Greece	Turkey	Canada	Canada
	%	%	%	%	%	%	%	%

Expected return on plan assets	—	—	3.1	3.1	—	—	3.9	3.9
Discount rate - beginning of year	0.9	13.0	3.1	3.1	1.7	15.0	3.9	3.9
Discount rate - end of year	0.4	12.8	—	3.1	0.9	13.0	3.1	3.1
Rate of salary escalation	1.7	8.5	—	—	2.7	8.2	2.0	2.0
Average remaining service period of active employees expected to receive benefits	—	—	—	—	—	—	0.6 years	0.6 years

Plan Assets
The assets of the employee benefit plan are nil following the purchase of an annuity on behalf of the members of the Pension Plan. The assets held in the SERP account are held in cash with a major custodian and are invested only in conformity with the investment requirements of applicable pension laws.
(31)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
17. Employee benefit plans (continued)
The following table summarizes the defined benefit plans’ weighted average asset allocation percentages by asset category:

	December 31, 2020		December 31, 2019
	Employee benefit plans (2)	SERP	Employee benefit plans	SERP
Investment funds
Money market	—	80%	2%	7%
Canadian fixed income	—	—%	98%	—%
Canadian equities	—	—%	—	—%
US equities	—	—%	—	—%
International equities	—	—%	—	—%
Other (1)	—	20%	—	93%
	—	100%	100%	100%
(1)Assets held by the Canada Revenue Agency in the refundable tax account
(2)The Pension Plan was settled in September 2020

The sensitivity of the overall pension obligation to changes in the weighted principal assumptions is:

	Change in assumption	Impact on overall obligation
Discount rate	Increase by 0.5%	Decrease by $1,583
	Decrease by 0.5%	Increase by $1,544
Salary escalation rate	Increase by 0.5%	Increase by $1,497
	Decrease by 0.5%	Decrease by $1,558

18. Other (expense) income and finance costs

(a) Other (expense) income	December 31, 2020	December 31, 2019

Interest income and other income (expense)	$1,310	$3,154
Gain on disposition of Vila Nova (Note 32)	2,451	—
Gain (loss) on disposal of assets	(5,038)	656
Income from royalty sale	—	8,075
	$(1,277)	$11,885

In June 2019, the Company recognized other income of $8,075 from the sale of a 2.5% net smelter return royalty interest ("NSR") on a property in Turkey. The NSR had a carrying value of nil. Consideration for the sale was $8,075, of which $3,075 was received in cash and $5,000 was settled through the transfer of a mineral property license to the Company in October 2019.

(32)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
18. Other (expense) income and finance costs (continued)

(b) Finance costs	December 31, 2020	December 31, 2019

Interest on the senior secured notes	$29,486	$18,087
Interest on the term loan	6,380	6,611
Interest on the redeemed 2012 notes	—	17,525
Other interest and financing costs	4,397	3,196
Senior secured notes redemption premium	6,275	—
Amortization of discount and transaction costs of senior secured notes due to early redemption	2,286	—
Write-off of unamortized transaction costs of 2012 notes and ARCA (Note 15(b))	—	3,559
Redemption option derivative gain (Note 15(a))	(1,760)	(4,224)
Interest expense on lease liabilities	1,934	1,828
Asset retirement obligation accretion	1,945	2,532
Total finance costs	$50,943	$49,114
Less: Capitalized interest	—	3,848
	$50,943	$45,266

During the three months ended March 31, 2019, the Company capitalized $3,848 of interest relating to the 2012 notes in property, plant and equipment at the Lamaque mine while this operation was in the pre-commercial production phase. No interest was capitalized subsequent to March 31, 2019 following the declaration of commercial production at Lamaque mine.

19. Income taxes
Total income tax expense consists of:

	December 31, 2020	December 31, 2019

Current tax expense	$88,575	$56,350
Deferred tax recovery	(9,441)	(16,579)
	$79,134	$39,771

(33)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
19. Income taxes (continued)
Total income tax expense attributable to each geographical jurisdiction for the Company is as follows:

	2020	2019

Turkey	$65,815	$57,518
Canada	23,122	(2,727)
Greece	(8,763)	(14,306)
Romania	(6,081)	(1,110)
Brazil	5,041	249
Other jurisdictions	—	147
	$79,134	$39,771

The key factors affecting income tax expense for the years are as follows:

	2020	2019

Earnings from continuing operations before income tax	$176,495	$113,456
Canadian statutory tax rate	27%	27%

Tax expense on net earnings at Canadian statutory tax rate	$47,654	$30,633

Items that cause an increase (decrease) in income tax expense:
Foreign income subject to different income tax rates than Canada	(20,875)	(24,608)
Reduction in Greek income tax rate	—	(7,243)
Turkish investment tax credits	(21,669)	—
Québec mineral tax	10,712	63
Non-tax effected operating losses	25,598	16,231
Non-deductible expenses and other items	7,400	13,514
Foreign exchange and other translation adjustments	22,798	13,382
Future and current withholding tax on foreign income dividends	8,705	(5,278)
Other	(1,189)	3,077
Income tax expense	$79,134	$39,771
(34)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
19. Income taxes (continued)
The change in the Company’s net deferred tax position was as follows:

	2020	2019
Net deferred income tax liability
Balance at January 1,	$412,717	$429,929
Deferred income tax recovery in the statement of operations	(9,441)	(16,579)
Deferred tax recovery in the consolidated statement of OCI	(563)	(633)
Balance at December 31,	$402,713	$412,717

The composition of the Company’s net deferred income tax assets and liabilities and deferred tax expense (recovery) is as follows:

Type of temporary difference	Deferred tax assets		Deferred tax liabilities		Recovery
	2020	2019	2020	2019	2020	2019

Property, plant and equipment	$—	$—	$458,622	$498,384	$(39,762)	$14,823
Loss carryforwards	33,587	42,079	—	—	8,492	(4,834)
Liabilities	35,794	31,793	7,680	2,545	1,697	(1,927)
Future withholding taxes	—	—	6,234	—	6,234	(20,000)
Other items	15,930	24,346	15,488	10,006	13,898	(4,641)
Balance at December 31,	$85,311	$98,218	$488,024	$510,935	$(9,441)	$(16,579)

Unrecognized deferred tax assets	2020	2019

Tax losses	$181,667	$169,498
Other deductible temporary differences	39,394	30,242
	$221,061	$199,740

Unrecognized tax losses
The Company recognizes the benefit of tax losses only to the extent of anticipated future taxable income that can be reduced by the tax losses. Cumulative losses with a deferred tax benefit of $181,667 (2019 – $169,498) have not been recognized. The gross amount of tax losses for which no deferred tax asset was recognized expire as follows:

	2020	Expiry date	2019	Expiry date

Canadian net operating loss carryforwards	$512,102	2025-2040	$487,229	2025-2039
Canadian capital losses	$65,836	none	$63,483	none
Greek net operating loss carryforwards	$140,196	2021-2025	$98,395	2020-2024
Brazilian net operating loss carryforwards	$2,421	none	$31,128	none

(35)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
19. Income taxes (continued)
Deductible temporary differences
At December 31, 2020 the Company had deductible temporary differences for which deferred tax assets of $39,394 (2019 – $30,242) have not been recognized because it is not probable that future taxable profits will be available against which the Company can utilize the benefits. The vast majority of these temporary benefits have no expiry date.
Temporary differences associated with investments in subsidiaries
The Company has not recognized deferred tax liabilities in respect of historical unremitted earnings of foreign subsidiaries for which we are able to control the timing of the remittance and are considered reinvested for the foreseeable future. At December 31, 2020, these earnings amount to $927,295 (2019 – $788,917). Substantially all of these earnings would be subject to withholding taxes if they were remitted by the foreign subsidiaries.
Other factors affecting taxation
During 2020 the Turkish Lira weakened, resulting in a deferred income tax expense during the year of $12,609 (2019 – $8,099) due to the decrease in the value of the future tax deductions associated with the Turkish operations. The Company expects that any future significant foreign exchange movements in the Turkish Lira, Euro or Brazilian Real in relation to the U.S. dollar could cause significant volatility in the deferred income tax expense or recovery.

20. Share capital
Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value.
On September 26, 2019, the Company established an at-the-market equity program (the "ATM Program") which allowed the Company to issue up to $125,000 of common shares from treasury from time to time at prevailing market prices. As at December 31, 2020, 14,458,000 common shares have been issued since the establishment of the ATM Program for total net proceeds of $121,540, including 8,353,042 common shares issued during the year ended December 31, 2020.
On June 25, 2020, the Company completed a private placement of 384,616 common shares at a price of CDN $13.00 per share. The aggregate gross proceeds of CDN $5,000 ($3,664), will be used to fund the initial stage of the Lamaque decline project. The shares will qualify as flow-through shares for Canadian tax purposes and were issued at a premium of CDN $0.45 per share to the closing market price of the Company’s common shares at the date of issue. The premium of $127 was recognized in accounts payable and accrued liabilities and will be recognized in other income once required expenditures are incurred and related tax benefits are renounced.
On September 30, 2020, the Company completed private placements of 435,324 common shares at a price of CDN $16.08 per share for proceeds of CDN $7,000; and 176,160 common shares at a price of CDN $17.03 for proceeds of CDN $3,000. The proceeds of CDN $7,000 ($5,248), will be used to continue to fund the Lamaque decline project. The proceeds of CDN $3,000 ($2,249) will be used to fund continued exploration at the Ormaque zone. The shares will qualify as flow-through shares for Canadian tax purposes and were issued at a premium of CDN $2.03 and CDN $2.98, respectively, per share to the closing market price of the Company’s common shares at the date of issue. The combined premium of $1,056 was recognized in accounts payable and accrued liabilities and will be recognized in other income once required expenditures are incurred and related tax benefits are renounced.

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
20. Share capital (continued)

	2020		2019
Voting common shares	Number of Shares	Total	Number of Shares	Total
Balance at January 1,	164,963,324	$3,054,563	158,801,722	$3,007,924
Shares issued upon exercise of share options, for cash	618,915	3,559	56,644	265
Estimated fair value of share options exercised transferred from contributed surplus	—	1,267	—	103
Shares issued to the public	8,353,042	76,957	6,104,958	48,041
Share issuance cost	—	(1,570)	—	(1,770)
Flow-through shares issued, net of costs and premium	996,100	9,868	—	—
Balance at December 31,	174,931,381	$3,144,644	164,963,324	$3,054,563

21. Share-based payment arrangements
Share-based payments expense consists of:

	December 31, 2020	December 31, 2019

Share options	$3,347	$3,128
Restricted share units with no performance criteria	1,305	1,600
Restricted share units with performance criteria	2,556	1,195
Deferred units	2,270	2,209
Performance share units	1,214	2,264
	$10,692	$10,396

i)    Share option plans
The Company's incentive stock option plan (the "Plan") consists of options ("Options") which are subject to a 5-year maximum term and payable in shares of the Company when vested and exercised. Options vest at the discretion of the board of directors of the Company (the "Board") at the time an Option is granted. Options generally vest in three equal and separate tranches with the first vesting commencing one year after the date of grant and the second and third tranches vesting on the second and third anniversary of the grant date.
Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2020		2019
	Weighted average exercise price Cdn$	Number of options	Weighted average exercise price Cdn$	Number of options
At January 1,	$14.08	5,714,491	$22.56	5,591,228
Granted	12.72	1,156,744	5.98	2,387,256
Exercised	7.75	(618,915)	6.20	(56,644)
Expired	33.40	(813,933)	38.96	(697,322)
Forfeited	12.53	(345,999)	21.48	(1,510,027)
At December 31,	$11.56	5,092,388	$14.08	5,714,491
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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
21. Share-based payment arrangements (continued)
As at December 31, 2020, a total of 3,898,038 options (2019 – 3,748,454) were available to grant under the Plan. As at December 31, 2020, 2,416,611 share purchase options (December 31, 2019 – 2,670,039) with a weighted average exercise price of CDN $14.45 (2019 – CDN $21.87) had vested and were exercisable.
The weighted average market share price at the date of exercise for share options exercised in 2020 was CDN $14.47 (2019 – CDN $10.43).
During the year ended December 31, 2020, 1,156,744 (2019 – 2,387,256) share options were granted. The weighted average fair value per stock option granted was CDN $4.12 (2019 – CDN $2.19).
Options outstanding are as follows:

	December 31, 2020			December 31, 2020
	Total options outstanding			Exercisable options
Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Shares	Weighted average exercise price Cdn$

$5.00 to $5.99	1,715,345	3.2	$5.68	562,607	$5.68
$6.00 to $6.99	543,509	2.3	6.20	292,515	6.20
$10.00 to $10.99	152,941	3.9	10.40	—	—
$11.00 to $11.99	189,812	4.5	11.56	—	—
$12.00 to $12.99	860,643	4.2	12.90	—	—
$13.00 to $13.99	68,649	4.3	13.50	—	—
$16.00 to $16.99	783,341	0.1	16.10	783,341	16.10
$21.00 to $21.99	20,000	0.8	21.15	20,000	21.15
$22.00 to $22.99	603,766	1.1	22.00	603,766	22.00
$23.00 to $23.99	151,933	1.2	23.18	151,933	23.18
$29.00 to $29.99	2,449	0.4	29.55	2,449	29.55

	5,092,388	2.5	$11.56	2,416,611	$14.45

The assumptions used to estimate the fair value of options granted during the years ended December 31, 2020 and December 31, 2019 are in the table below. Volatility was determined based on the historical volatility over the estimated lives of the options.

	2020	2019
Risk-free interest rate (range) (%)	0.25 – 0.95	1.34 – 1.80
Expected volatility (range) (%)	63 – 70	59 – 63
Expected life (range) (years)	1.96– 3.96	1.98 – 3.98
Expected dividends (Cdn$)	—	—

(38)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
21. Share-based payment arrangements (continued)
(ii)    Restricted share units plan
The Company has a restricted share unit plan (“RSU” plan) whereby restricted share units ("RSUs") may be granted to senior management of the Company. Such RSUs may be redeemed by the holder in shares or cash, with cash redemptions subject to the approval of the Board. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000. During the year ended December 31, 2020, the Company purchased 385,000 shares on the open market for $3,550. As at December 31, 2020, 564,586 common shares purchased by the Company remain held in trust in connection with this plan and have been included in treasury stock within equity on the consolidated statement of financial position.
Currently, the Company has two types of RSUs:
a. RSU with no performance criteria
These RSUs are exercisable into one common share once vested, for no additional consideration. They vest as follows: one third on the first anniversary of the grant date, one third on the second anniversary of the grant date and one third on the third anniversary of the grant date. RSUs with no performance criteria terminate on the third anniversary of the grant date.  All vested RSUs which have not been redeemed by the date of termination are automatically redeemed.  Such RSUs may be redeemed by the holder in shares or cash, with cash redemptions subject to the approval of the Board.
A total of 149,552 RSUs with no performance criteria at an average grant-date fair value of CDN $12.90 per unit were granted during the year ended December 31, 2020 under the Company’s RSU plan. The fair value of each RSU issued is determined based on the quoted market value of the Company's shares on date of grant.
A summary of the status of the RSUs with no performance criteria and changes during the year ended December 31, 2020 and December 31, 2019 is as follows:

	2020	2019
At January 1,	536,330	333,119
Granted	149,552	391,092
Redeemed	(190,963)	(137,594)
Forfeited	(16,852)	(50,287)
At December 31,	478,067	536,330

As at December 31, 2020, 44,748 restricted share units are fully vested and exercisable (2019 – 29,111).
b. RSU with performance criteria
RSUs with performance criteria vest on the third anniversary of the grant date, subject to achievement of pre-determined market-based performance criteria. When fully vested, the number of RSUs redeemed will range from 0% to 200% of the target award, subject to the performance of the share price over the three-year period.
A total of 299,112 RSUs with performance criteria were granted during the year ended December 31, 2020 with a fair value of CDN $24.94 per unit. The fair value of each RSU with market-based performance criteria issued is determined based on fair value of the share units on the date of grant which is based on a valuation model which uses the expected future forward price of the Company's shares and an index consisting of global gold-based securities.

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
21. Share-based payment arrangements (continued)
A summary of the status of the RSUs with performance criteria and changes during the year ended December 31, 2020 and December 31, 2019 is as follows:

	2020	2019
At January 1,	457,498	152,927
Granted	299,112	412,473
Forfeited	(66,643)	(107,902)
At December 31,	689,967	457,498

(iii)    Deferred units plan
The Company has an independent directors deferred unit plan (“DU Plan”) under which deferred units ("DU’s") are granted by the Board from time to time to independent directors (“the Participants”). DUs may be redeemed only on retirement of the independent director from the Board (the “Termination Date”) by providing the redemption notice (“Redemption Notice”) to the Company specifying the redemption date which shall be no later than December 15 of the first calendar year commencing after the calendar year in which the Termination Date occurred (the “Redemption Date”). The participant receives a cash payment equal to the market value of such DUs as of the Redemption Date.
At December 31, 2020, 289,360 DUs were outstanding (2019 – 362,433) with a fair value of $3,834 (2019 – $2,911), which is included in accounts payable and accrued liabilities. The fair value was determined based on the closing share price at December 31, 2020.
(iv) Performance share units plan
The Company has a Performance Share Unit plan (the “PSU” Plan) whereby PSUs may be granted to senior management of the Company at the discretion of the Board of Directors. Under the plan, PSUs cliff vest on the third anniversary of the grant date (the “Redemption Date”) and are subject to terms and conditions including the achievement of predetermined performance criteria (the “Performance Criteria”). When fully vested the number of PSUs redeemed will range from 0% to 200% of the target award, subject to the achievement of the Performance Criteria. Once vested, at the option of the Company, PSU’s are redeemable as a cash payment equal to the market value of the vested PSUs as of the Redemption Date, common shares of the Company equal to the number of vested PSUs, or a combination of cash and shares equal to the market value of the vested PSUs, for no additional consideration from the PSU holder and to be redeemed as soon as practicable after the Redemption Date.
There were no PSUs were granted during the year ended December 31, 2020 under the PSU Plan (December 31, 2019 – 264,083). The current maximum number of common shares authorized for issuance from treasury under the PSU Plan is 100,395. The fair value of each PSU issued is determined based on fair value of the share units on the date of grant which is based on the expected future forward price of the Company's shares and an index consisting of global gold securities.
Movements in the PSUs during the year ended December 31, 2020 and December 31, 2019 are as follows:

	2020	2019
At January 1,	610,885	484,899
Granted	—	264,083
Expired	(85,280)	(129,109)
Forfeited	—	(8,988)
At December 31,	525,605	610,885

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
22. Supplementary cash flow information

Changes in non-cash working capital:	December 31, 2020	December 31, 2019

Accounts receivable and other	$(5,408)	$6,685
Inventories	(3,209)	(16,410)
Accounts payable and accrued liabilities	43,386	25,637
	$34,769	$15,912

23. Financial risk management
23.1 Financial risk factors
Eldorado’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and price risk), credit risk and liquidity risk. Eldorado’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.
(i)    Market risk
a.Foreign exchange risk
The Company operates principally in Turkey, Canada, Greece, Romania and Brazil, and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency.
Eldorado’s cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities and other non-current liabilities are denominated in several currencies, and are therefore subject to fluctuation against the U.S. dollar.
The tables below summarize Eldorado’s exposure to the various currencies denominated in the foreign currency at December 31, 2020 and 2019, as listed below. The tables do not include amounts denominated in U.S. dollars.

	December 31, 2020

	Canadian dollar	Euro	Turkish lira
	$	€	TRY

Cash and cash equivalents	147,877	7,186	3,675
Marketable securities	252	—	—
Accounts receivable and other	13,154	36,982	52,354
Accounts payable and accrued liabilities	(66,387)	(41,299)	(418,674)
Other non-current liabilities	(72)	(14,219)	(31,043)
Net balance	94,824	(11,350)	(393,688)

Equivalent in U.S. dollars	$74,459	$(13,909)	$(53,632)

Other foreign currency exposure is equivalent to $6,420 U.S. dollars.
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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
23. Financial risk management (continued)

	December 31, 2019

	Canadian dollar	Euro	Turkish lira
	$	€	TRY

Cash and cash equivalents	10,204	10,692	9,930
Marketable securities	4,971	—	—
Accounts receivable and other	13,010	8,631	8,923
Accounts payable and accrued liabilities	(59,583)	(47,361)	(109,765)
Other non-current liabilities	(1,520)	(11,497)	—
Net balance	(32,918)	(39,535)	(90,912)

Equivalent in U.S. dollars	$(25,259)	$(44,213)	$(14,801)

Other foreign currency exposure is equivalent to $2,947 U.S. dollars.

Based on the balances as at December 31, 2020, a 1% increase or decrease in the U.S. dollar exchange rate against all of the other currencies on that date would have resulted in an increase or decrease of approximately $296 (2019 – $805) in earnings (loss) before taxes. There would be no effect on other comprehensive income.
Cash flows from operations are exposed to foreign exchange risk, as commodity sales are set in U.S. dollars and a certain amount of operating expenses are in the currency of the country in which mining operations take place.
b.Metal price and global market risk
The Company is subject to price risk for fluctuations in the market price of gold and the global concentrate market. Gold and other metals prices are affected by numerous factors beyond the Company’s control, including central bank sales, demand for concentrate, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand and political and economic conditions. The commodity price risk associated with financial instruments relates primarily with the fair value changes caused by final settlement pricing adjustments to trade receivables.
Worldwide gold and other metals production levels also affect their prices, and the price of these metals is occasionally subject to rapid short-term changes due to speculative activities. From time to time, the Company may use commodity price contracts to manage its exposure to fluctuations in the price of gold and other metals.
Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices. This includes equity price risk, whereby the Company’s investments in marketable securities are subject to market price fluctuation.
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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
23. Financial risk management (continued)
c.Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature. The Company's outstanding debt is in the form of senior secured notes with a fixed interest rate of 9.5% and a term loan with a variable rate based on LIBOR. In March 2020, the Company additionally drew $150,000 under the revolving credit facility as a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic. Borrowings under the revolving credit facility are also at variable rates of interest based on LIBOR. Borrowings at variable rates of interest expose the Company to interest rate risk. At December 31, 2020, $133,333 is outstanding under the term loan and $150,000 is outstanding under the revolving credit facility. A 1% change in the variable interest rate would result in a $2,873 change in net earnings on an annualized basis.
(ii) Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, term deposits and accounts receivable.
The Company manages credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. In accordance with the Company's short-term investment policy, term deposits and short term investments are held with high credit quality financial institutions as determined by rating agencies. The Company invests its cash and cash equivalents in major financial institutions and in government issuances, according to the Company's short-term investment policy. The Company monitors the credit ratings of all financial institutions in which it holds cash and investments. The carrying value of $583,455 is the maximum amount exposed to credit risk at December 31, 2020.
Payment for metal sales is normally in advance or within fifteen days of shipment depending on the buyer. While the historical level of customer defaults is negligible, which has reduced the credit risk associated with trade receivables at December 31, 2020, there is no guarantee that buyers, including under exclusive sales arrangements, will not default on its commitments, which may have an adverse impact on the Company's financial performance.
(iii)    Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by spreading the maturity dates of investments over time, managing its capital expenditures and operational cash flows, and by maintaining adequate lines of credit. Management uses a rigorous planning, budgeting and forecasting process to help determine the funds the Company will need to support ongoing operations and development plans.
In March 2020, the Company drew $150,000 under the revolving credit facility and continues to hold these funds as a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic. The Company has no immediate need for the funds. Management cannot accurately predict the impact COVID-19 will have on the Company’s operations, the fair value of the Company's assets, its ability to obtain financing, third parties’ ability to meet their obligations with the Company and the length of travel and quarantine restrictions imposed by governments of the countries in which the Company operates.
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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
23. Financial risk management (continued)
The Company raised net proceeds of $121,540 under its ATM Program from September 2019 to September 2020. In 2020, the Company made scheduled payments of $66,667 on the $200,000 term loan. On August 31, 2020 and December 1, 2020, the Company made voluntary redemption payments of $58,574 and $7,473, respectively, on the $300,000 senior secured notes. Management continues to monitor the Company’s capabilities to meet ongoing debt and other commitments, including reviewing its operating costs and capital budget to reduce expenditures if required.
Contractual maturities relating to debt and other obligations are included in Note 24. All other financial liabilities are due within one year.
23.2 Capital risk management
Eldorado’s objective is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the Company's mining projects. Capital consists of all of the components of equity which includes share capital from ordinary shares, contributed surplus, accumulated other comprehensive income (loss), deficit and non-controlling interests.
Eldorado monitors capital on the basis of the debt to capital ratio and net debt to EBITDA. The debt to capital ratio is calculated as debt, including current and non-current debt, divided by capital plus debt. The net debt to EBITDA ratio is calculated as debt, including current and non-current debt, less cash, cash equivalents and term deposits, divided by earnings before interest costs, taxes, depreciation and amortization.

24. Commitments and Contractual Obligations
The Company’s commitments and contractual obligations at December 31, 2020, include:

	2021	2022	2023	2024	2025 and later	Total

Debt (1)	$66,667	$66,667	$150,000	$233,953	$—	$517,287
Purchase obligations	56,903	2,967	239	239	239	60,587
Leases	13,274	6,277	2,822	2,298	11,415	36,086
Mineral properties	4,658	4,467	4,636	4,636	12,265	30,662
Asset retirement obligations	4,701	4,292	3,301	420	125,973	138,687
	$146,203	$84,670	$160,998	$241,546	$149,892	$783,309

(1)Does not include interest on debt.

Debt obligations represent required repayments of principal for the senior secured notes and term loan. Debt obligations also include the March 30, 2020 draw of $150,000 under the revolving credit facility that has been presented in the table above as repayable on June 5, 2023, based on the contractual maturity date of the revolving credit facility.
Purchase obligations relate primarily to operating costs at all mines and capital projects at Kişladağ. Mineral properties refer to arrangements for the use of land that grant the Company the right to explore, develop, produce or otherwise use the mineral resources contained in that land. The table does not include interest on debt.
As at December 31, 2020, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 28,000 dry metric tonnes of zinc concentrate, 4,500 dry metric tonnes of lead/silver concentrate, and 150,000 dry metric tonnes of gold concentrate, through the year ending December 31, 2021.
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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
24. Commitments and Contractual Obligations (continued)
As at December 31, 2020, Tüprag Metal Madencilik Sanayi Ve Ticaret A.S. (“Tüprag”) had entered into off-take agreements pursuant to which Tüprag agreed to sell a total of 58,500 dry metric tonnes of gold concentrate through the year ending December 31, 2021.
In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd., a subsidiary of Wheaton Precious Metals (“Wheaton Precious Metals”) all of the payable silver contained in lead concentrate produced within an area of approximately seven square kilometers around Stratoni. The sale was made in consideration of a prepayment to Hellas Gold of $57,500 in cash, plus a fixed price per ounce of payable silver to be delivered based on the lesser of $3.90 and the prevailing market price per ounce, adjusted higher by 1% every year. The agreement was amended in October 2015 to provide for increases in the fixed price paid by Wheaton Precious Metals upon completion of certain expansion drilling milestones. 30,000 meters of expansion drilling was reached during the second quarter of 2020 and in accordance with the terms of the agreement, the fixed price has been adjusted by an additional $2.00 per ounce. Accordingly, the fixed price from August 3, 2020 is equal to $11.43 per ounce.
Based on current Turkish legislation, the Company pays annual royalties to the Government of Turkey on revenue less certain costs associated with ore haulage, mineral processing and related depreciation. Royalties are calculated on the basis of a sliding scale according to the average London Metal Exchange gold price during the calendar year. Based on current Greek legislation, the Company pays royalties on revenue that are calculated on a sliding scale tied to international gold and base metal prices and the USD:EUR exchange rate.

25. Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial position, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the appropriate period relative to when such changes occur. As at December 31, 2020, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Eldorado’s consolidated financial position, results of operations or cash flows. Accordingly, no amounts have been accrued as at December 31, 2020.

26. Related party transactions
Key management includes directors (executive and non-executive), officers and senior management. The compensation paid or payable to key management for employee services, including amortization of share based payments, is shown in the table below. In 2020, the salaries and other short-term employee benefits paid or payable to key management are $6,364 (2019 - $5,779), which is included in total employee benefits of $30,728 (2019 - $29,202) recognized in general and administrative expenses, employee benefit plan expenses and share-based compensation expenses in the statement of operations.

	2020	2019

Salaries and other short-term employee benefits	$6,364	$5,779
Employee benefit plan	337	301
Share based payments	8,468	8,643
Termination benefits	—	900
	$15,169	$15,623

(45)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
27. Financial instruments by category
Fair value
The following table provides the carrying value and the fair value of financial instruments at December 31, 2020 and December 31, 2019:

	December 31, 2020		December 31, 2019
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Fair value through OCI
Marketable securities	$194	$194	$3,828	$3,828

Fair value through profit and loss
Settlement receivables	31,898	31,898	34,461	34,461
Redemption option derivative asset	7,357	7,357	5,597	5,597

Amortized cost
Cash and cash equivalents	451,962	451,962	177,742	177,742
Term deposit	59,034	59,034	3,275	3,275
Restricted cash	2,097	2,097	3,080	3,080
Other receivables and deposits	28,953	28,953	23,171	23,171
Other assets	9,511	9,511	9,386	9,386

Financial Liabilities at amortized cost
Accounts payable and accrued liabilities	$179,372	$179,372	$139,104	$139,104
Debt, excluding derivative asset	508,489	543,833	485,329	524,132

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.
The three levels of the fair value hierarchy are described below:
•Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).
•Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
Assets measured at fair value as at December 31, 2020 include marketable securities of $194 (2019 – $3,828), comprised of publicly-traded equity investments classified as fair value through other comprehensive income, settlement receivables of $31,898 (2019 - $34,361) arising from provisional pricing in contracts for the sale of metals in concentrate classified as fair value through profit and loss, and a derivative asset of $7,357 (December 31, 2019 – $5,597), related to the redemption options associated with the senior secured notes classified as fair value through profit and loss. Changes in the fair value of settlement receivables are recorded in revenue and changes in the fair value of the redemption option derivative asset are recorded in finance costs. Valuation of the contingent consideration on the acquisition of interest in Hellas is measured at fair value, with any changes in fair value recorded in profit or loss. No other liabilities are measured at fair value on a recurring basis as at December 31, 2020.
(46)

Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
27. Financial instruments by category (continued)
The fair value of financial instruments traded in active markets is based on quoted market prices at the date of the statement of financial position. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. The Company's marketable securities are included in Level 1. Instruments included in Level 2 comprise settlement receivables, the redemption option derivative asset and the fair market value of the Company's senior secured notes (Note 15a). The fair value of settlement receivables is determined based on forward metal prices for the quotational period; the fair value of the Company's redemption option derivative asset is based on models using observable interest rate inputs and the fair value of the Company's senior secured notes is based on observable prices in inactive markets. The fair value of the term loan of $133,333 and the fair value of the revolving credit facility approximates the carrying value both based on current market rates of interest and the Company's credit risk premium, and represent Level 2 fair value measurements. The fair value measurement of contingent consideration related to the acquisition of the minority interest in Hellas Gold (Note 10) is categorized as a Level 3 fair value. For all other financial instruments, carrying amounts approximate fair value.
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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
28. Revenue
For the year ended December 31, 2020, revenue from contracts with customers by product and segment was as follows:

	Turkey	Canada	Greece	Total

Gold revenue - doré	$403,823	$256,069	$—	$659,892
Gold revenue - concentrate	181,727	—	100,928	282,655
Silver revenue - doré	2,194	1,198	—	3,392
Silver revenue - concentrate	3,981	—	24,029	28,010
Lead concentrate	—	—	18,285	18,285
Zinc concentrate	—	—	36,993	36,993
Revenue from contracts with customers	$591,725	$257,267	$180,235	$1,029,227
Gain (loss) on revaluation of derivatives in trade receivables	(3,537)	—	995	(2,542)
	$588,188	$257,267	$181,230	$1,026,685

For the year ended December 31, 2019, revenue from contracts with customers by product and segment was as follows:

	Turkey	Canada	Greece	Total

Gold revenue - doré	$196,590	$124,760	$—	$321,350
Gold revenue - concentrate	149,841	—	57,419	207,260
Silver revenue - doré	1,191	522	—	1,713
Silver revenue - concentrate	2,793	—	14,795	17,588
Lead concentrate	—	—	24,943	24,943
Zinc concentrate	—	—	43,067	43,067
Revenue from contracts with customers	$350,415	$125,282	$140,224	$615,921
Gain (loss) on revaluation of derivatives in trade receivables	1,970	—	(68)	1,902
	$352,385	$125,282	$140,156	$617,823

29. Production costs

	December 31, 2020	December 31, 2019

Labour	$116,653	$100,908
Fuel	16,464	12,931
Reagents	53,399	29,871
Electricity	17,904	16,330
Mining contractors	38,240	30,162
Operating and maintenance supplies and services	78,062	63,097
Site general and administrative costs	46,588	42,919
Royalties, production taxes and selling expenses	77,873	38,621
	$445,183	$334,839
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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
30. Mine standby costs

	December 31, 2020	December 31, 2019

Lamaque	$3,086	$—
Skouries	8,890	7,911
Vila Nova	746	2,115
Other mine standby costs	2,953	7,308
	$15,675	$17,334

In accordance with the Québec government-mandated restrictions to address the COVID-19 pandemic in the province, operations were temporarily suspended at Lamaque on March 25, 2020. Operations restarted on April 15, 2020.

31. Earnings per share
The weighted average number of ordinary shares for the purposes of diluted earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	December 31, 2020	December 31, 2019

Weighted average number of ordinary shares used in the calculation of basic earnings per share	171,047,400	158,855,924
Dilutive impact of share options	1,369,750	—
Dilutive impact of restricted share units	433,838	526,058
Dilutive impact of performance share units and restricted share units with performance criteria	2,379,892	2,156,654

Weighted average number of ordinary shares used in the calculation of diluted earnings per share	175,230,880	161,538,636

For the year ended December 31, 2020, 2,680,593 options (2019 - 5,714,491) were excluded from the dilutive weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
32. Sale of Vila Nova
In June 2019, management committed to a plan to sell its Vila Nova iron ore mine in Brazil, which was placed on care and maintenance in late 2014 pending a recovery in iron ore prices. Accordingly, the mine was presented as a disposal group held for sale.
As at December 31, 2019, the disposal group was stated at fair value less costs to sell and comprised the following assets and liabilities.

December 31, 2019

Cash	$67
Accounts receivable and other	714
Property, plant and equipment and iron ore inventory	11,690
Assets held for sale	$12,471

Accounts payable and accrued liabilities	$24
Asset retirement obligations	4,233
Liabilities associated with assets held for sale	$4,257

In September 2020, the Company sold Vila Nova for proceeds of $10,000. As at the date of sale, Vila Nova assets held for sale were $11,800 and liabilities associated with assets held for sale were $4,251, resulting in a gain on disposition of $2,451 recorded in other income.

33. Segment information
Identification of reportable segments
The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or "CODM") in assessing performance and in determining the allocation of resources.
The CODM consider the business from both a geographic and product perspective and assess the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include earnings from mine operations, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at December 31, 2020, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.
Geographical segments
Geographically, the operating segments are identified by country and by operating mine. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The Canada reporting segment includes the Lamaque operations and exploration activities in Canada. The Greece reporting segment includes the Stratoni and Olympias mines, the Skouries, Perama Hill and Sapes projects and exploration activities in Greece. The Romania reporting segment includes the Certej project and exploration activities in Romania. The Brazil reporting segment includes the Tocantinzinho project and exploration activities. The Brazil segment also includes Vila Nova up until the sale of the Vila Nova iron ore mine in September 2020. Other reporting segment includes operations of Eldorado’s corporate offices.
Financial information about each of these operating segments is reported to the CODM on a monthly basis. The mines in each of the different reporting segments share similar economic characteristics and have been aggregated accordingly.

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
33. Segment information (continued)

As at and for the year ended December 31, 2020	Turkey	Canada	Greece	Romania	Brazil	Other	Total

Earnings and loss information
Revenue	$588,188	$257,267	$181,230	$—	$—	$—	$1,026,685
Production costs	201,895	78,309	164,979	—	—	—	445,183
Depreciation and amortization	111,403	83,968	51,280	—	—	—	246,651
Earnings (loss) from mine operations	$274,890	$94,990	$(35,029)	$—	$—	$—	$334,851

Other significant items of income and expense
Write-down (reversal) of assets (Note 11)	$209	$—	$40,030	$(1,579)	$—	$—	$38,660
Exploration and evaluation expenses	2,192	2,978	592	4,987	199	1,745	12,693
Income tax expense (recovery)	65,815	23,122	(8,763)	(6,081)	5,041	—	79,134

Capital expenditure information
Additions to property, plant and equipment during the period (*)	$88,894	$59,832	$42,638	$6	$2,050	$7,054	$200,474

Information about assets and liabilities
Property, plant and equipment	$762,162	$579,399	$2,027,612	$414,118	$205,432	$9,770	$3,998,493
Goodwill	—	92,591	—	—	—	—	92,591
	$762,162	$671,990	$2,027,612	$414,118	$205,432	$9,770	$4,091,084

Debt, including current portion	$—	$—	$—	$—	$—	$501,132	$501,132

* Presented on an accrual basis, excludes asset retirement adjustments.
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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
33. Segment information (continued)

As at and for the year ended December 31, 2019	Turkey	Canada	Greece	Romania	Brazil	Other	Total

Earnings and loss information
Revenue	$352,385	$125,282	$140,156	$—	$—	$—	$617,823
Production costs	137,080	50,733	147,026	—	—	—	334,839
Depreciation and amortization	63,949	47,659	41,510	—	—	—	153,118
Earnings (loss) from mine operations	$151,356	$26,890	$(48,380)	$—	$—	$—	$129,866

Other significant items of income and expense
Reversal of impairment (Note 11)	$(85,224)	$—	$—	$—	$(11,690)	$—	$(96,914)
Write-down of assets	105	—	6,177	16	—	—	6,298
Exploration and evaluation expenses	2,593	1,905	3,223	4,887	381	1,654	14,643
Income tax expense (recovery)	57,518	(2,727)	(14,305)	(1,110)	249	146	39,771

Capital expenditure information
Additions to property, plant and equipment during the period (*)	$62,887	$75,328	$39,349	$24	$3,476	$39	$181,103
Capitalized interest	—	3,848	—	—	—	—	3,848

Information about assets and liabilities
Property, plant and equipment	$791,354	$606,274	$2,067,719	$415,150	$204,419	$3,286	$4,088,202
Goodwill	—	92,591	—	—	—	—	92,591
	$791,354	$698,865	$2,067,719	$415,150	$204,419	$3,286	$4,180,793

Debt	$—	$—	$—	$—	$—	$479,732	$479,732

* Presented on an accrual basis; net of pre-commercial production proceeds and excludes asset retirement adjustments and right-of-use assets of $9,379 recognized upon the adoption of IFRS 16 on January 1, 2019.

The Turkey segment derives its revenues from sales of gold and silver. The Greece segment derives its revenue from sales of gold, zinc and lead-silver concentrates. The Canadian segment derives its revenue from sales of gold and silver. For the year ended December 31, 2020, revenue from two customers of the Company’s Turkey segment represents approximately $368,459 (2019 - $280,092) of the Company’s total revenue. Revenue from one customer of the Company’s Canadian segment represents approximately $255,558 (2019 - $122,160) of the Company’s total revenue.

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Eldorado Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars, unless otherwise stated except share and per share amounts)
34. Events occurring after the reporting date
On January 21, 2021, the Company entered into a definitive arrangement agreement (“Agreement”) with QMX Gold Corporation (“QMX”) pursuant to which it will acquire all of the outstanding common shares of QMX not already held by the Company. QMX has interests in mineral properties in the Canadian province of Québec in proximity to the Company’s Lamaque operations and the Company currently owns 68,125,000 shares of QMX, or approximately 17% of QMX shares outstanding. Under the terms of the arrangement agreement, each shareholder will receive, for each QMX share held, (i) CDN $0.075 in cash and (ii) 0.01523 of an Eldorado common share. Total consideration is expected to be approximately CDN $132,000 (USD $103,676), of which approximately CDN $29,840 (USD $23,440) will be paid in cash. Completion of the acquisition of QMX is subject to receipt of QMX shareholder, court and regulatory approvals, and other customary closing conditions.
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